

IDEX Corporation
2002 Annual Report

AR/S
P.E.
12/31/02



SIX SIGMA

IMPROVING OP

DIVERSE MARK

Positioned better than ever... and moving ahead

GLOBAL SOURC

BUSINES

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

IDEX CORPORATION

IDEX CORPORATION is the world leader in fluid-handling technologies for positive displacement pumps, dispensing equipment for color formulation, and its other industrial products. Our business model is helping IDEX create sustainable, profitable growth:

» We are the leader in our niche markets, with strong brand recognition and distribution.

» We offer proprietary, highly engineered products that have high margins.

» We serve a broad customer base in diverse end-markets.

» We focus on customers and operational excellence, which give us opportunities to provide better solutions, expand margins and generate strong cash flow.

» We are expanding our current businesses through new product and market development.

» We are increasing our growth through high-quality acquisitions in expanding markets.

IDEX shares are traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol IEX.

TABLE OF CONTENTS

FINANCIAL **HIGHLIGHTS**

(dollars in thousands except per share amounts)

Years ended December 31,	2002	Change	2001	Change	2000
Results of Operations					
Net sales	$ 742,014	2 %	$ 726,947	3 %	$ 704,276
Operating income	100,372	37	73,438	(37)	116,516
Net income	54,112	65	32,710	(48)	63,445
Goodwill and trademark amortization	–	(100)	11,433	20	9,524
Net income excluding goodwill and trademark amortization	54,112	23	44,143	(40)	72,969
Financial Position					
Working capital [1]	$ 112,928	(11)%	$ 127,565	(10)%	$ 142,355
Total assets	931,050	11	838,804	11	758,854
Total debt	241,051	(17)	291,820	21	241,886
Shareholders' equity	506,791	26	401,112	7	374,502
Performance Measures					
Percent of net sales:					
Operating income	13.5%		10.1%		16.5%
Net income	7.3		4.5		9.0
Return on average assets	6.1		4.1		8.5
Debt as a percent of capitalization	32.2		42.1		39.2
Return on average shareholders' equity	11.9		8.4		18.0
Per Share Data - Diluted					
Net income	$ 1.67	59%	$ 1.05	(49)%	$ 2.07
Goodwill and trademark amortization	–	(100)	.37	19	.31
Net income excluding goodwill and trademark amortization	1.67	18	1.42	(40)	2.38
Cash dividends paid	.56	–	.56	–	.56
Shareholders' equity	15.60	20	13.05	5	12.38
Other Data					
Employees at year end	3,863	– %	3,873	– %	3,880
Shareholders at year end	4,700	(15)	5,500	6	5,200
Diluted weighted average shares outstanding (in 000's)	32,483	5	31,047	1	30,632

[1] *Excluding short-term debt of $88,077 in 2000.*

Total Shareholders' Return


IDEX
S&P 500 INDEX
RUSSELL 2000 INDEX
$700
600
500
400
300
200
100
91 92 93 94 95 96 97 98 99 00 01 02

The company's business model helped it outperform major indices again in 2002. IDEX's total return on a $100 investment since going public in June 1989 was 481% versus 267% for the S&P 500 and 173% for the Russell 2000.

Net Sales *(in millions)*


$800
700
600
500
400
300
200
100
91 92 93 94 95 96 97 98 99 00 01 02

Since 1989, sales have grown at a compound annual rate of 13.2%. The 2% sales increase in 2002 resulted from the inclusion of acquisitions as the base businesses declined slightly.

Diluted Earnings per Share

(continuing operations)


$2.20
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
91 92 93 94 95 96 97 98 99 00 01 02

Recent economic weakness reduced IDEX's 14-year compound annual growth rate to 11.4%. However, the operating leverage developed over the last two years should strengthen the bottom line as the economic environment improves.





Positioned better than ever... and moving ahead

Dennis K. Williams
Chairman, President and Chief Executive Officer



SHAREHOLDERS' LETTER

TO OUR SHAREHOLDERS:

In 2000, we developed a strategy for using operational excellence to improve our performance, then reinvesting these gains to further expand the business. Over the last two years, we have been executing that strategy, which has included extensive training to give our employees new skills. More than 700 of our people are trained Six Sigma black, green and yellow belts. We have trained Lean/Kaizen leaders in all our businesses. We are speaking a new language today that we could not have dreamt of two years ago.

It always is easier to make these kinds of investments in a good economy. But we believed this move was even more important in the difficult economic environment the world has experienced in the last two years. Consequently, we stayed the course. The 2002 results show tangible evidence the strategy is working.

IMPORTANT FINANCIAL AND OPERATIONAL IMPROVEMENTS

Free cash flow of $89.1 million was a new high for the company, up 6% from last year's record. Working capital as a percentage of sales also was a record: 15.2% compared with 17.5% for 2001. We saw improvements across the company, reaching nearly 5 turns in inventory and 47 days' sales outstanding in receivables – both record levels.

At the same time, we increased on-time delivery at 20 of the 27 locations where we track this metric. So we are operating at higher efficiency, while doing a better job of serving our customers.


Business Strategy
Growth
Direct Sales
Distribution
OEMs
Operational Excellence
• Kaizen
• Lean
• Six Sigma
• Global Sourcing
• eBusiness
• Asset Management
Margin Expansion
Debt Reduction
Reinvest
New Products
New Markets
Acquisitions

Operational excellence tools are at the heart of the business strategy to improve top- and bottom-line performance at IDEX.

Our higher level of customer performance is no accident. All of our businesses are driving improvements based on specific, measurable, customer wants, as well as internal business needs. We have a number of examples where this keen focus on what is critical to the customer (CTC) has led to additional business. At each business unit, we track our progress on at least three CTCs – on-time delivery, product reliability, service responsiveness – and whatever our customers tell us is important to them.

Our excellent cash generation and the proceeds from the 1.5 million share offering in April allowed us to reach a 32% debt to total capitalization, while making three acquisitions during the year. The year-end debt to total capitalization was 10 percentage points lower than in the prior year and was the strongest year-end financial position in company history.

In 2002, we expanded gross margins by 1.6 percentage points in a year when we saw no net price increase. This improvement came from our operational excellence and global sourcing initiatives. Specifically, we saved an incremental $11.8 million from global sourcing and $11.2 million from Six Sigma, Lean and Kaizen events. In the present environment, it was tempting to let these savings flow through to the bottom line. But our strategy was to reinvest in the business, and we stayed the course.

THE DIRECTION OF OUR REINVESTMENT PROGRAM

Reinvestment is taking many forms: developing new products; adding sales, marketing and application experts to drive share gain and penetrate new markets; installing a new ERP platform; rolling out our eBusiness system; and continuing to invest in training across the company. We believe all of these investments will help assure our long-term strength.

As we focused on new product development and increasing organic growth, it became clear we needed to think more broadly about markets. This led us to redefine markets, to open our eyes to new opportunities. In 2002, we found and began to satisfy other needs that will help us drive organic growth:

» Training to help our product development teams better understand customer and market needs.

» Reducing our sustaining engineering – the engineering time associated with supporting our current products – so we can convert these hours to new product development.

» Shortening the new product development cycle by using a more disciplined tollgate process.

» Beginning to implement Design for Six Sigma methodology, which yields a more producible and reliable product.

We made progress in each of these areas. The best example of this new approach is Fluid Management-Americas.

It used Six Sigma to reduce sustaining engineering by 50%, and converted this expenditure to product development. It implemented a new tollgate process, and reduced the new product development cycle by 50%. Its employees have been trained in Design for Six Sigma and have completely embraced the market redefinition concept. Fluid Management-Americas used to view itself as a world leader in custom tinting of paints. It now believes its potential market is custom blending of anything. This has led to an interesting potential in personal care products.

We have similar success stories at BAND-IT, Hale, LUKAS, Rheodyne and other units.

ACQUISITIONS BOOST NEAR- AND LONG-TERM PERFORMANCE

From an orders and sales standpoint, we had slight growth from what I would call a reasonably stable but less-than-stellar economy. Our orders were up 5%, but 3% of that increase came from acquisitions. Sales were a similar story – up 2% in total, as a 1% decline in our base business was more than offset by a 3% increase from acquisitions.

The largest acquisition we made was Rheodyne. This company exemplifies the types of acquisitions we are trying to make: technology related to our current business, access to higher technology and higher growth rate end markets, a culture driven to achieve organic growth and "famous" customer service, and a business that is accretive in the first year.

Rheodyne has a history of successful new product introductions. Most recently, it has developed a new valve platform that not only can satisfy its current market needs, but also can be leveraged into both higher tech and lower tech applications – from proteomics to recreational water. We are pleased to have Rheodyne and our other acquisitions in the IDEX family.

IMPROVING SHAREHOLDER VALUE

2002 also was a transitional year from a shareholder standpoint. When the company was founded in January 1988, Kohlberg Kravis Roberts (KKR) and its limited partners had a 38% stake. Its limited partners held 2.9 million shares in an entity called IDEX Associates. This partnership had a 15-year term, thus recently concluded its final year. In April, we did an equity offering that sold all the limited partner shares, 1.3 million KKR Associates shares, and 1.5 million new shares that IDEX issued. In early January 2003, an additional 1.4 million KKR Associates shares were sold, leaving this group with just under 10% of our outstanding shares. These two offerings have put 7.1 million shares in the float, which has helped increase daily trading volume from about 40,000 shares to more than 150,000. We believe this is a real benefit to our shareholders.

On an as reported basis, our net income increased 65% and diluted EPS rose from $1.05 to $1.67. Excluding goodwill and trademark amortization (which was discontinued in 2002 in accordance with new U.S. accounting rules), our net income increased 23%.

So, the summary of 2002 would be that sales were up 2%, net income rose 23%, free cash flow grew 6%, working capital as a percentage of sales improved 2.3 percentage points, and gross margins expanded 1.6 percentage points, which is funding reinvestment in the business. The results are not as good as we would have liked. However, we think they are reasonable given the current economic conditions and the investments we are making to ensure our future success.

CONSISTENT FOCUS ON CORPORATE GOVERNANCE

No shareholders' letter in the current environment would be complete without some comments on corporate governance. IDEX put sound governance practices in place long before these were required. With the exception of myself, all board members are independent. Both the Compensation and Audit committees are entirely independent, and have access to internal and external experts as needed. We also formalized a Nominating and Governance Committee.

In addition, we named a Disclosure Committee from within our senior management team. It has reviewed our documented procedures and will ensure IDEX's practices remain contemporary and sufficiently robust to meet the heightened standards being set by the Securities and Exchange Commission.

We also increased the expertise of our Board of Directors. Greg Kenny, President and CEO of General Cable Corporation, joined our board in January 2002 and brought more than 20 years of experience in industrial markets, and exposure to international markets through positions he held with the U.S. State Department. He already is making contributions to our board.

It's also worth noting that IDEX has no off-balance sheet arrangements, and that no one from the company profits from any of our subsidiaries.

BENEFITING FROM RAPID CONTINUOUS IMPROVEMENT

In 2003, we will continue to drive our strategy. I believe the organization is evolving into a new process-focused culture, where we will run the businesses differently using the new toolkit to resolve issues. The words that best describe what we want to achieve are "rapid continuous improvement." We will continue to drive gross and operating margin expansion, and we will see more flow through to the bottom line in 2003. Our passion for new products will increase as we find better ways to obsolete our own and competitors' products, and provide better solutions to customers' needs while generating more margin dollars.

We hope that economic conditions improve in 2003, but our business plan does not depend on it. What we do depend on is the continuation of outstanding support from our customers, channel partners, employees, and shareholders. In return, we have ensured that our people are well trained and motivated, and they are positioning IDEX better than ever to move ahead – whatever the environment may be.



Dennis K. Williams
Chairman, President and Chief Executive Officer
January 23, 2003





Viking Pump's new low-flow AccuLobe hygienic lobe pump for food, beverage, biotechnology and pharmaceutical applications.

WHY IDEX IS POSITIONED BETTER THAN EVER

Our goal each year is to make IDEX an even better company. For customers, this means understanding their needs and improving the products and services we provide them. For investors, we strive to increase shareholder value compared with our peers and the general market. For employees, we want them to be better trained, to have exciting opportunities, and be rewarded for their contributions. And for suppliers, we work hard to be a good business partner.

POSITIONED FOR SUSTAINABLE, PROFITABLE GROWTH

In the process of improving the company, IDEX has created a number of competitive advantages that benefit all of its stakeholders and position it for continued profitable growth.

Leader in Niche Markets. IDEX is the world leader in fluid-handling technologies for positive displacement pumps, dispensing equipment for color formulation, and its other industrial products. Our 12 operating companies hold the #1 or a strong #2 share in their traditional markets.

Recognized Brand Names. This leadership is due in large part to a strong portfolio of brand name products. In contrast, most of our competitors only offer a single line. IDEX is the recognized worldwide leader in these products: positive displacement pumps; precision injectors, valves and fittings for the analytical instrumentation market; color formulation equipment; fire truck pumps and rescue tools; and stainless steel banding and clamping devices.

Proprietary, High-Margin Products. There is a high level of engineering know-how in IDEX products, and we further tailor them to our customers' specific applications. This approach, plus successful efforts to increase operational efficiencies, has allowed IDEX to continuously post stronger operating margins than the Value Line Industrial Composite Index.

Regular Product Introductions. Our continuing effort to develop the next generation of our current product lines and introduce new ones is key to growth. As a result, new products brought to market in the last four years account for about 25% of annual sales.

Good Level of Repair/Replacement Sales. About 33% of annual sales are generated from higher margin repair and replacement parts for IDEX and other companies' products.

Global Distribution Network. IDEX's products are sold in more than 100 countries by a solid network of distributors. As part of our commitment to this group, we offer special programs to help improve their businesses and association with IDEX. This includes the ease of online ordering and assistance through our IDEXconnect.com Web site. In exchange, they provide us with better visibility on customer needs and product ideas. As a result, both partners can grow and prosper.

Diverse Markets and Customer Base. All of these advantages give IDEX a broad end-user appeal and help increase its geographic reach. This offers us three important advantages. First, our focus on international markets means we generate

2002 Markets Served


PAINTS & COATINGS 18%
FIRE & RESCUE 14%
CHEMICAL PROCESSING 13%
MACHINERY 12%
12% ALL OTHER
3% FOOD & DRUGS
4% MEDICAL EQUIPME
4% OIL & REFINING
5% LIFE SCIENCES
7% WATER TREATMENT
8% PETROLEUM – LPG

By focusing on higher growth, adjacent technologies – and making the Rheodyne acquisition as a result – Life Sciences was IDEX's fastest growing market in 2002.

Band-It's IT1000 industrial tool applying Tie-Lok band to a front-wheel drive CV joint. »



41% of sales outside the U.S., and have opportunities to expand them further. Second, usually, weakness in one market or geographic region can be partially or completely offset by strength in another. Third, IDEX is not overly dependent on a single customer, the largest of which accounted for about 2% of net sales in 2002.

Acquiring High-Quality Companies. IDEX has a track record of successful acquisitions, dating to its founding in 1988 when it acquired six operations. Since going public a year later, IDEX has purchased 22 businesses, seeking companies with these qualities: 1) offer proprietary, highly engineered brand-name products; 2) are profitable; 3) contribute to earnings in the first year; 4) have strong market positions and a history of organic growth; 5) serve adjacent markets or complement existing product lines; 6) reach a diverse customer base in higher growth markets; and 7) have a strong management team.

Strong Free Cash Flow. We define free cash flow as cash flow from operating activities of $108.4 million minus capital expenditures of $19.3 million. Our free cash flow has always exceeded our net income. In 2002, it was up 6% to a record $89.1 million. The increase was due in part to setting "stretch" goals and tying management compensation to cash generation. As a result, inventory turns reached a record high, and receivables improved as days' sales outstanding reached a record low. We expect further acceleration as our operational excellence initiatives allow us to keep capital spending lower than depreciation, and we reinvest the savings into areas that enhance our competitive advantages and improve our top- and bottom-line performance.

High levels of free cash flow are important to IDEX's growth. In 2002, helped by $51 million in proceeds from a primary stock offering, we were able to make three acquisitions totaling $75 million, continue to reward shareholders with a dividend, and still reduce debt by $51 million. We ended the year with debt to total capitalization at 32% — the strongest year-end financial performance in our history.

Now that you understand IDEX's strong competitive position, we invite you to read further on our strategies for moving the company ahead.



LUKAS hydraulic rerailing equipment with new control table for precise rerailing operations

2002 Sales by Region



- 59% UNITED STATES
- 25% EUROPE
- 8% CANADA/LATIN AMERICA
- 8% ASIA/REST OF WORLD

A combination of strong worldwide distribution and acquisitions increased IDEX's sales to international markets from 24% in 1988 when it was founded to 41% in 2002.

Free Cash Flow

FREE CASH FLOW *(in millions)* PERCENT OF NET INCOME


$100
90
80
70
60
50
40
30
20
10
350%
300
250
200
150
100
50
91 92 93 94 95 96 97 98 99 00 01 02

IDEX's operational excellence initiatives are helping the company to generate more cash – part of which is invested in acquisitions that reach higher growth markets.

2002 Sales from Acquisitions



ACQUISITIONS

IDEX acquired eight companies in the last three years, which generated 18% of sales in 2002.





SIX SIGMA MASTER BLACK BELTS
From left to right: Susanne Schilderman, Joe Beyer, Les Paull, Matt Bush, Tom Dalbec

HOW IDEX IS **MOVING AHEAD**

IDEX made important advances in its financial and operating performance in 2002 despite the difficult economic situation. We believe this progress – and the operating leverage we expect to see when our markets improve – is the result of a change in our culture. Our operational excellence initiatives are moving from a top-down mandate to a company-wide drive for "rapid continuous improvement."

MOVING AHEAD WITH SIX SIGMA

Our Six Sigma effort continues to be driven by both the voice of our customers and the voice of our business. In all cases, we determine the gap between what we or our customers expect and our actual performance. We then use whatever tools are needed to close the gap. If simpler tools such as Kaizen and Lean are insufficient, we use Six Sigma to resolve the problems.

Our Six Sigma effort helped IDEX make important progress in 2002. This was possible because we have more detailed data, better process focus, and a greater number of "belts" at our company – employees trained in Six Sigma techniques – who lead or assist with projects:

- Master black belts train and mentor other belts.
- Black belts work full-time on large-scope, complex projects.
- Green belts use Six Sigma as part of their full-time operating responsibilities and lead smaller projects.
- Yellow belts are trained in process mapping and data collection, and assist black and green belts.

We completed 372 projects during the year, more than three times the 108 in 2001. We believe this is a sustainable level. These Six Sigma projects created an annualized hard savings of about $9 million – compared with $2 million a year ago – bringing significant net benefit to IDEX. Just as important, customers also are feeling the difference.

A good example occurred at Gast. It was attacking warranty returns to understand the real root causes. In one case, the product met requirements but was not adequate to meet the customer's needs. The solution we developed was to bring Six Sigma tools into the customer's facility. This led to coordinating testing procedures, establishing a controlled manufacturing process for the customer, and creating a preventive maintenance plan for the customer's tooling. As a result, both the customer and Gast reduced their costs and eliminated unnecessary work. Gast not only kept this $350,000 annual sales contract, but delighted this customer and enhanced the relationship.

Fluid Management's AT8000 automatic dispenser that utilizes a patented Duraflow VX™ valveless pump technology by Micropump (inset)






Fluid Management



Gast Manufacturing's quiet rotary pump designed specifically for on-site aerobic treatment

MOVING AHEAD WITH KAIZEN

Kaizen is used to eliminate waste, and to continuously improve our processes both in manufacturing and other parts of our business. Most Kaizen events have been in manufacturing, where we have seen significant reductions in distance traveled, floor space, inventory, and cycle time. But it also has brought improvements in some transactional processes in the office.


HALE
FoamLogix



Class 1 controls and Hale stainless steel valves are part of Hale's total firefighting solution.

Kaizen projects usually last from three to five days. An internal Kaizen champion works with employees to develop a process map of how a job is done, and how materials flow through this process. Then the group discusses how to use Kaizen principles to create a more efficient flow. The process is changed, and parts or components are produced in a new way by the end of the week.

Currently, we have at least one trained Kaizen champion at each location. This simple but powerful tool now is routinely used to improve operations and enhance customer satisfaction.

The process of improving gauge assembly and testing at Class 1 is a good example. After creating a map of the current process, the team decided a different approach was needed. The flow of parts and people were changed to minimize motion. Kanbans – putting parts near where they will be used and replenishing them as needed – were an integral part of this. In addition, we identified a new adhesive that cost less and cured faster – further reducing cycle time.

The results were dramatic. The floor space needed for the new line was 44% less than the prior one. Work-in-process inventory dropped 69%. Process lead times were reduced by 60%. Cycle time improved 54%. And we were able to cut delivery times from three-to-five days down to the same day. This four-day event generated an estimated annual savings of $86,000.

During 2002, Kaizen events became a part of the normal course of business at many of our operations. We saved nearly $2 million as a result, versus essentially nothing in 2001. Customers also saw the improvement, through shorter cycle times and better on-time performance.

Hale's complete modularized Compressed Air Foam System with unique automated controls for municipal, urban, rural, industrial, and wild land fires.







Micropump's Duraflow piston pump cell was created in a week long Lean/Kaizen event led by Keith McPhun (left), Lean champion, and cell operator, Maria Villegas (right). The cell is qualified to produce thousands of pumps per year by a single operator for Fluid Management's AT8000 automatic dispenser.

HOW IDEX IS **MOVING AHEAD**

MOVING AHEAD WITH LEAN

The focus of Lean manufacturing is to create a one-piece flow based on actual market needs instead of a "batch" process based on forecasted use.

Lean events usually take a week. They are led by one of our trained Lean champions, who works with employees to create an "as is" process map. The group determines a more efficient flow using Lean techniques and principles. Then a new process flow is developed based on actual customer demand, or process "heart beat".

In 2002, Lean events were held in most operations as this tool was rolled out company-wide. As with Six Sigma and Kaizen, Lean events are becoming a normal occurrence.

Knight used Lean to improve production of a control assembly. The batch approach could not always keep up with customer demand, which caused Knight to frequently miss on-time delivery. The team replaced the batch process with one-piece flow. Parts were moved to point-of-use, and Kanbans were implemented. The team also discovered a metal shearing operation could be eliminated, which was an additional cost savings. And using portable test systems allowed them to reduce the amount of walking involved.

This one-week event did more than save us $18,000 per year. It increased output from 60 to 84 units per day – matching the market's peak requirements. The team reduced work-in-process inventory by 73%. The distance that operators need to walk was trimmed by 88%. Cycle time was lowered 30%. And on-time delivery was improved to 100% from 71%.





CENTAUR backpack power unit and rescue tool for increased mobility during rescue operations


DigiSet

Knight DigiSet warewash chemical injector for commercial dishmachines


Quantum
semiconductor
INTERNATIONAL
EDITORS' CHOICE
BEST PRODUCT
2002

Trebor Quantum Deionized Water Heater for semiconductor, flat panel display and microelectronic device cleaning

MOVING AHEAD IN 2003

We remain committed to the strategy we developed in 2000. Operational excellence is the key element in our plan because it drives three long-term benefits:

» Gives us additional margin dollars to invest in the business and enhance earnings.

» Creates customer delight through shorter cycle times, more reliable products, faster response, and better on-time delivery.

» Increases capacity and operating leverage, which minimizes investment needs and helps to improve earnings.

These three tools – Six Sigma, Kaizen and Lean – create a powerful toolkit. Our businesses use Lean and Kaizen to create a robust process to eliminate inefficiencies and non-value-added activities, and to gather data. This data is essential to determine the magnitude of the gap between customer and business expectations, and our current performance and the reasons why. Then we use the right tool – from "just do it" to Six Sigma – to improve the output of our processes.



Liquid Controls/Corken meets OEM customer needs as a single-source supplier of LC positive displacement flow meters with LectroCount LCR-II™ electronic registers (left), Corken Coro-Vane® truck pumps (center), and recording system components (right).


PROPANE
PROPANE





Fluid Management's Harbil HA400 fully automatic colorant dispensing system for retail and commercial paint tinting





HOW IDEX IS **MOVING AHEAD**

MOVING AHEAD WITH GLOBAL SOURCING

Our sourcing strategy is very straightforward. We invest in and retain tight control over the parts or processes that give us a competitive advantage, and we outsource commodity items to suppliers that give us the lowest cost/highest quality components. We have found global suppliers are able to achieve the high level of quality we demand at significantly lower costs.

The total amount saved through global sourcing last year was $11.8 million, versus $3.6 million in 2001 when we started the program. IDEX is saving an average of 30% over the prior supplier.

Each business has a cross-functional team to pursue the opportunities determined by our marketing strategy. In 2002, these teams focused on reducing the time needed to qualify components from new suppliers. In addition, our commodity engineers in India and China have improved their process for qualifying potential suppliers.

In late 2002, we created two company-wide teams for cast iron and aluminum castings. Their initial effort was very successful, with a nearly 60% reduction from prior sources.

In 2003, we will expand the company-wide leveraged approach and will continue to drive down cycle times. This will allow us to exceed the savings we saw in 2002.

MOVING AHEAD WITH ORGANIC GROWTH

One of IDEX's strengths has been that its business units hold the #1 or strong #2 share in their niche markets. Having a leading share is critically important to a business, but is a great inhibitor to organic growth. As a result, we asked all of our operations to redefine the markets they could potentially serve, so they would have less than a 10% share. We asked them to open their eyes to opportunities – but not lose focus on their leading share position in traditional markets.

This approach has yielded many new ideas on how to grow our business: global expansion, new distribution, direct sales to original equipment manufacturers, adapting current products to serve new markets, creating products to serve new markets, and developing a service offering to support new or existing products. In 2002, we continued annual on-site reviews with each business unit to discuss its progress. We added videoconference updates each quarter.

This process already has yielded several success stories. Fluid Management is one example. As the leader in the custom blending of paints and coatings, it has redefined its market with the goal of becoming a leader in the custom blending of anything.

Its first target market has been hair dyes, for which Fluid Management developed the Tintia machine by working together with leading hair care companies. Today, salons in Germany are using this equipment, offering nearly 300 color options which can be precisely replicated every time. The traditional practice has been to use standard colors or hand mix a custom color.

This first-generation machine has opened several additional opportunities, because the same blending concept also can be applied to other areas of the personal care market: cosmetics, nail polish, lip color and nutrients. Fluid Management has launched the development of the next generation of products to serve this new market. Our customers are looking for the ability to deliver mass customization to their customers on a repeatable basis. We believe this area holds significant market potential.

Another good example comes from Lukas in Germany. Historically, Lukas provided hydraulic rerailing equipment for the German rail system, and in a limited number of other countries. Lukas used its latest hydraulic and design expertise to develop the next-generation rerailing product for Germany. Since this operation now views the world – not just its native region – as its market, Lukas is rapidly becoming the global leader in this niche.

Rheodyne's MATRX nano-scale sample injector for analytical instruments in the HPLC market





There are many examples of how this approach is beginning to work across the company. The success stories share some common themes: broader vision, leveraging core technologies, improved product definition skills, a more disciplined product development process, and shorter product development cycles.

In 2003, we expect this approach to organic growth will become the norm across all our businesses.

MOVING AHEAD WITH eBUSINESS

Our original strategy was to implement an eBusiness approach that made it easier to do business with IDEX. In 2002, we made progress toward that end. We currently have content from 12 different business units that can be accessed at IDEXconnect.com. This site has 24 modules, including product catalog, product configurator, order entry and notification, order and shipment tracking, and an inventory locator. We added this functionality based on guidance from the distribution steering group created in 2002.

Today, we have 75 pump distributors online and nearly 1,000 users.

In 2003, we will add more users, more modules and more content that our distributors and customers want. This strategic investment, coupled with the common ERP system being installed across IDEX, will provide the long-term "electronic backbone" the company needs.

MOVING AHEAD WITH ACQUISITIONS

IDEX has a strong acquisition track record, purchasing 22 companies since going public in 1989. In 2002, we further refined our acquisition criteria to focus on businesses serving markets that are growing faster than our traditional niches. We found three companies that have good performance today and offer excellent long-term growth opportunities.

Rheodyne is the largest maker of injectors, valves, fittings and accessories used by manufacturers of sophisticated analytical instruments, such as high performance liquid chromatography (HPLC) and ion chromatography. The market for these types of analytical instruments has had an average annual growth rate of 7-8%. The end-user markets include biotech, pharmaceuticals, life science, food and beverage, and chemicals. This business has a great history of product innovation and currently has several new products in the pipeline. Rheodyne was the biggest operation we acquired last year, with about $23 million in annual sales.

Wright Pump Model 0300 sanitary circumferential piston pump used in food and beverage applications





Halox currently has less than $2 million in annual sales and manufactures a patented, point-of-use chlorine dioxide generator. Chlorine dioxide is a very effective biocide and is extremely effective on difficult to control pathogens, such as legionella in water-borne applications. We believe Halox's technology is superior and safer to the traditional approach, which requires acid on site and very accurate process control. There is a need for this product in a number of industries: food and beverage, health care, potable water and wastewater. In addition, Halox has important synergies with the Pulsafeeder business. We already have developed a Pulsafeeder dosing system for the Halox product to provide a more complete solution for our customers.



Halox H1000 point-of-use chlorine dioxide generator

Wrightech manufactures positive displacement external circumferential piston pumps for the sanitary processing industry. It adds to the Warren Rupp, Versa-Matic, Pulsafeeder and Viking/Johnson Pump products we already have for this market. Wrightech can provide spare parts for its competitors' products, as well as interchangeable pumps. Although the company may be small today – less than $2 million in annual revenues – it will be able to reach a very large installed base of pumps worldwide.

While it is important to acquire good companies, it is critical to successfully integrate them. To ensure this, we now have a full-time integration leader. This person ensures our operational excellence model is put in place at new business units, and helps them work toward the stretch goal of reaching traditional IDEX margin levels in two years. In addition, frequent meetings are held between this leader, business unit executives, the CEO, CFO and group executives to ensure that the rapid integration process is on track.

We are reviewing a number of acquisition candidates for 2003. While many factors influence the timing of any acquisition, we believe IDEX will continue to make excellent acquisitions and successfully integrate them.







PULSAFEEDER	RHEODYNE	VIKING PUMP
Metering pumps, special purpose rotary pumps, peristaltic pumps, electronic controls, dispensing equipment, and on-site chlorine dioxide generators.	Precision multi-position electrically actuated high- and low-pressure fluid injectors, switching valves, and accessories for manufacturers of laboratory instrumentation. Product breadth ranges from nano, micro, and analytical-, to preparative-scale applications.	Rotary internal gear, external gear, lobe, and externa circumferential piston pumps, strainers and reducers, and related electronic controls.
Pulsafeeder, Knight, Halox Technologies, PULSA Series, PULSAR, PULSAtron, PULSAtrol, Chem-Tech, Isochem, Mec-O-Matic, ECO, EASTERN, Foster, Cruise Control, Reporter, Halox 1000 and 2000, KP Pumps, Pro Series, Knight-Trak	RheFlex, RheBuild, MRA, TitanEX, LabPRO, TeleFLO, DuraLife, RPC-7, RPC-8, MBB, DryLab, ChromMerge	Viking, Vican, Viking Mag Drive, Viking Flow Manage Vi-Corr, Johnson Pump, DuraLobe, Classic, On-Line, S RTP, Lid Ease, Wright Pump
Municipal water and wastewater treatment, power generation, pulp and paper, chemical and hydrocarbon processing, swimming pool, commercial laundry, dishwashing, food and beverage, cooling towers, boilers, potable water and healthcare facilities.	Pharmaceutical drug discovery, genomics, proteomics, and chemical processing. Techniques employed are HPLC (High Pressure Liquid Chromatography), CE (Capillary Electrophoresis), and LC-MS (Liquid Chromatography-Mass Spectroscopy).	Chemical, petroleum, pulp and paper, plastics, paints, inks, tanker trucks, compressor, construction, food, be erage, personal care, pharmaceutical and biotech.
30% of sales outside the U.S.	45% of sales outside the U.S.	30% of sales outside U.S.
Wide range of pumps, controls, and other dispensing equipment for metering precise amounts of chemical into a variety of process applications, including sanitation, purification, water hygiene, polymer applications and general cleaning. Point-of-use chlorine dioxide generators for controlling water-borne pathogens.	Industry standard for ultra-high duty cycle applications; management of nanoliter range volumes and related applications requiring ultra-low dispersion characteristics. Worldwide leader in automated sample injection and fluid switching sub-assemblies for manufacturers of analytical instruments including high-pressure liquid chromatographs, protein and DNA sequencers, and mass spectrometers.	Industrial pumps for transferring and metering thin an viscous liquids, including chemicals, petroleum product: paints, inks, coatings, adhesives, asphalt and personal care products; and sanitary pumps for foods, pharmaceuticals and beverages. Standard and custom OEM pumps used in hot oil filtration, compressor lubricatior fluid power, heat transfer systems and construction equipment applications.
A leading manufacturer of metering pumps, controls, and dispensing equipment used for chemical injection in water treatment, process applications and warewash, laundry, and the food and beverage market. Patented on-site, non-acid chlorine dioxide generation. Estimated one-third U.S. market share.	Partnering in early product development stages to accelerate customers' product-to-market timeline. Worldwide reputation as an innovative designer and manufacturer of high-quality fluidic solutions, including the smallest (coffee cup-size) high-pressure valves available. Market leader in high-pressure sample injection, fluid switching, and fluid management systems. Award-winning customer service and technical support. Estimated 50% U.S. market share.	Largest internal gear pump producer with an estimatec 40% share of U.S. internal gear pump market. Also a producer of external gear pumps, rotary lobe pumps, and external circumferential piston pumps. Standard products are readily customized to successfully meet unique and challenging pumping requirements, using a knowledge base of applications developed over nine decades.
Two new lines of warewash controllers: high-end DigiSet, an intuitive display-driven dispenser; and Spirit, a disposable pump system targeting the high-volume, low-end market. The innovative Isochem GMC1, a magnetically driven gear pump that expands the line's hydraulic coverage range. The M9000 series advanced controllers with the RTD conductivity card for most cooling tower and boiler applications. A complete-pressure dosing system from Halox that allows injection of chlorine dioxide into pressurized water systems up to 150 psi.	Mass Rate Attenuator to couple mass spectrometers and liquid chromatographs to reduce the amount and concentration of sample delivered to a mass spectrometer to prevent shutdown and provide continuous 24/7 operation. "MX" Series of 12 products that are self-contained and ready-to-use manual or automated nano- and analytical-scale sample injectors and switching valves for laboratory automation.	The AccuLobe low-flow, multi-lobe sanitary pump for food and pharmaceutical applications. New series of in-line gear reducers. Wright Pump external circumferential piston pumps for sanitary applications. Viking Power Load Monitor controller for protecting pumps, motors and systems from common system problems such as run-dry.
www.pulsa.com, www.pulsatron.com, www.knightequip.com, www.haloxtech.com	www.rheodyne.com, www.rheodyne.jp.com, www.titanexgroup.com, www.lcresources.com www.chromforum.com	www.vikingpump.com, www.johnsonpump.com, www.wrightpump.com, www.vikingpumpeurope.com, www.vikingpumpcanada.com, www.pumpschool.com
Rochester, New York » Punta Gorda, Florida » Lake Forest, California » Bridgeport, Connecticut » Enschede, The Netherlands	Rohnert Park, CA	Cedar Falls, Iowa » Waukesha, Wisconsin » Windsor, Ontario, Canada » Eastbourne, England » Shannon, Ireland

BUSINESS **PROFILE**







	GAST MANUFACTURING	LIQUID CONTROLS	MICROPUMP
PRODUCT OFFERINGS	Vacuum pumps, air motors, vacuum generators, regenerative blowers and fractional horsepower compressors.	Positive displacement, turbine, electromagnetic and coriolis mass flowmeters. Electronic registration and control systems. Hose reels and heavy-duty dispensers. Positive displacement rotary vane pumps, side-channel pumps, regenerative turbine pumps, and small horsepower reciprocating piston compressors.	Small, precision-engineered, sealless rotary gear, piston, sliding vane and centrifugal pumps. Precision peristaltic pumps, drives and fluid processing systems. High-purity double-diaphragm pumps, surge suppressors and deionized water heaters for OEMs and other end-users.
BRAND NAMES*	Gast, Regenair, Smart-Air, Roc-R, DDL, Performance LE (Life Extending) Service Plan Plus	LC, LCMAG, LCMASS, LectroCount, LCR, Corken, Coro-Flo, Coro-Vane, Coro-Vac, Sabre, SAMPI	Micropump, Delta, Integral Series » ISMATEC, Flowmaster, Cellmaster, MCP Series, Ecoline, MS-CA, IP Series » Trebor, Maxim, Champion, Magnum, Quantum, !Q, Quasar
MARKETS SERVED	Medical equipment, environmental equipment, computers and electronics, printing machinery, paint mixing machinery, packaging machinery, telecommunication equipment, fire protection equipment, graphic arts and industrial manufacturing. 20% of sales outside the U.S.	Refined fuels, aviation fuels, liquefied petroleum gas (LPG), chemicals, pharmaceuticals, oil and gas, petrochemical, food and beverage, pulp and paper, paints and coatings, transportation, nitric oxide reduction, refrigerants and general industrial. 50% of sales outside the U.S.	Paints and inks, medical equipment, chemical, energy and fuels, biotechnology and pharmaceutical process, universities, life sciences, cosmetics, laboratory, electronics, food and beverage, pulp and paper, water treatment, textiles, semiconductors, microelectronics, precision heating and cooling. 65% of sales outside the U.S.
PRODUCT APPLICATIONS	Air motors for industrial equipment applications, and vacuum pumps and fractional horsepower compressors for specialty pneumatic applications requiring a quiet, clean source of moderate vacuum or pressure.	Flowmeter and registration systems for custody transfer, process control, metering into storage and high-speed diesel dispensing applications. Pumps and compressors for transfer and recovery of non-viscous, toxic, and hazardous fluids, including LPG, chlorine, fluorocarbons, carbon dioxide, solvents, ammonia, natural gas and nitrogen.	Pumps, stand-alone, networked and panel mounted, for low-flow abrasive and corrosive applications. Pumps and systems for electronic cooling, analytical laboratories, drug and therapy development, fluid handling for life science, laboratory research and analysis, and biopharmaceutical process. High purity acid and deionized water heating for production and cleaning of semiconductors and microelectronics.
COMPETITIVE STRENGTHS	A leading manufacturer of air-moving products with an estimated one-third U.S. market share in air motors, low- and medium-range vacuum pumps, vacuum generators, regenerative blowers and fractional horsepower compressors.	Market leader for high accuracy custody transfer liquid measurement and control, including aircraft refueling, fuel oil delivery, lube oil packaging and blending, LPG transport and delivery. Pumps and compressors used in LPG distribution facilities. Estimated one-third U.S. market share.	Leader in corrosion-resistant, magnetic and electromagnetic miniature pumps and drives, and precision and sterile fluid dispensing equipment. IP 65 and CE Ratings. Estimated 40% U.S. market share. Class 1000 cleanroom products, and patented quartz heating technology. Estimated 25% of U.S. market share. Gentle cell-sensitive peristaltic pumps.
EXAMPLES OF NEW PRODUCTS*	2.5 hp, non-lubricated air motor for industrial mixing applications; and 7.5 hp, rotary vane vacuum system for graphic arts equipment and general industrial use. All-World motor configurations for rotary-vane and piston pumps. Sound-reduced, energy-efficient rotary-vane compressors for wastewater treatment applications. 4 hp air motors with integrated controls.	LectroCount LCR-II Electronic Register for use with meters on fuel-delivery vehicles. Positive displacement meters for LPG automotive fuel dispensers. A new low-flow positive displacement meter for LPG delivery vehicles.	Ultra-quiet pump and drive options for low noise and vibration sensitive applications. Extended range of pumps with molded PEEK, Ryton and Teflon™ gears for industrial applications. New micro-annular gear pump family for low-flow and analytical applications. New miniature multi-channel peristaltic cassette pump for use in confined-space applications. New configurations of quartz chemical and water heaters for semiconductor and LCD cleaning.
WEBSITES	www.gastmfg.com, www.gasthk.com, www.gastltd.com	www.lcmeter.com, www.corken.com, www.sampi.it	www.micropump.com, www.micropump.co.uk, www.ismatec.com, www.treborintl.com
MANUFACTURING LOCATIONS	Benton Harbor, Michigan » High Wycombe, England	Lake Bluff, Illinois » Oklahoma City, Oklahoma » Vadodara, India » Lucca, Italy	Vancouver, Washington » West Jordan, Utah » St. Neots, England » Glattbrugg - Zurich, Switzerland » Wertheim - Mondfeld, Germany

*Brand names shown are registered trademarks of IDEX and/or its subsidiaries.



2002 Sales

- 58% PUMP PRODUCTS
- 19% DISPENSING EQUIPMENT
- 23% OTHER ENGINEERED PRODUCTS



2002 Profits

- 62% PUMP PRODUCTS
- 16% DISPENSING EQUIPMENT
- 22% OTHER ENGINEERED PRODUCTS

BUSINESS **GROUPS**

IDEX's business units are organized into three groups: Pump Products, Dispensing Equipment and Other Engineered Products. Our businesses design, manufacture and market an extensive array of proprietary, highly engineered fluid handling devices and other engineered equipment to customers in a variety of industries around the world.

PUMP PRODUCTS

Gast Manufacturing » Liquid Controls » Micropump » Pulsafeeder » Rheodyne » Viking Pump » Warren Rupp

These seven business units design, produce and distribute some of the most recognized names in industrial pumps, compressors, flow meters, injectors and valves, and related controls. Applications range from pumping and metering chemicals, gas and lubricants, and food and beverages; to moving paints, inks and fuels; to providing clean, quiet sources of air in medical and industrial applications. The group's complementary lines of specialized positive displacement pumps and related products include rotary gear, vane, circumferential piston, and lobe pumps; air-operated diaphragm pumps; miniature gear pumps; peristaltic metering pumps and vacuum pumps; precision injectors, valves and fittings; air motors and compressors; and flow meters. These precision-engineered devices give customers an unparalleled range of choices to meet their needs.

The Pump Products Group accounted for 58% of our sales and 62% of our profits in 2002, with 37% of sales to customers outside the U.S.



Gast Manufacturing «



Pulsafeeder »



Viking Pump «



Warren Rupp »

DISPENSING EQUIPMENT

FAST » Fluid Management » Lubriquip

This group consists of three business units that produce highly engineered equipment for dispensing, metering and mixing colorants, paints, inks and dyes; refinishing equipment; and centralized lubrication systems. This proprietary equipment is used in a variety of retail and commercial industries around the world. These business units provide engineered equipment and systems as well as service for applications such as tinting paints and coatings, providing industrial and automotive refinishing equipment, and the precise lubrication of machinery and transportation equipment.

The Dispensing Equipment Group contributed 19% of our sales and 16% of our profits in 2002, and 54% of the group's sales were to international customers.

Fluid Management





Lubriquip







FAST



BAND-IT







Hale Products



OTHER ENGINEERED PRODUCTS

BAND-IT » Hale Products

The two business units in this group manufacture engineered stainless steel banding and clamping devices, and pumps, rescue tools and other components and systems for the fire and rescue industry. Our high-quality stainless steel bands, buckles and preformed clamps and related installation tools are used worldwide in industrial and commercial markets. They are used to secure hoses, signals, pipes, poles, electrical lines, sign-mounting systems and many other "hold-together" applications. The group also includes the world's leading manufacturer of truck-mounted fire pumps, rescue tools, and control devices and systems, sold under the Hale, Hurst Jaws of Life, LUKAS, CENTAUR, and Class 1 trade names.

This group represented 23% of our sales and 22% of our profits in 2002. Sales to non-U.S. customers accounted for 42% of total group sales.

 LUBRIQUIP	 BAND-IT	 HALE PRODUCTS
Centralized and automated oil and grease lubrication systems, force-feed lubricators, metering devices, related electronic controls and accessories.	Stainless steel clamping systems, band and buckle, preformed clamps, power and hand application tools, hose fittings, clamping kits, cable ties and identification systems. Mounting systems for traffic signs, signals, and banners including brackets, hardware and stainless steel band.	Truck-mounted and portable fire pumps, electronic controls and information systems, conventional and networked electrical systems, and mechanical components for the global fire and rescue and specialty vehicle markets. Hydraulic, battery, gas and electric operated rescue tools. Rerailing equipment. Hydraulic tools for industrial applications.
Trabon, Manzel, OPCO, Grease Jockey, TrackMaster, Injecto-Flo, NGM (Next Generation Mobile) Road Warrior	BAND-IT, Ultra-Lok, BAND-IT Jr., Junior, Thriftool, Tie-Dex, Tri-Lokt, Tie-Lok, Self-Lok, Band-Lok, Bannerfix, BannerFlex, SignBand, SIGNFIX	Hale, Godiva, Class 1, FoamLogix, CAFSPro, Es-Key, Qflo, Qmax, Qpak, CAFSMaster, Typhoon, MaxStream, CENTAUR, Jaws of Life, Hurst, LUKAS
Machine tools, transfer machines, conveyors, packaging machinery, transportation equipment, construction machinery, mobile on-road vehicles, rail (train) applications, food processing and paper machinery. 20% of sales outside the U.S.	Automotive, hose assembly, industrial, recreational vehicles, shipbuilding, military and commercial aerospace, telecommunications, transportation, mining, oil and gas exploration and processing, electrical transmission and distribution, paper processing, underwater, cooling towers, security, bridge and tunnel construction for both original equipment and replacement markets. 55% of sales outside the U.S.	Public and private fire and rescue agencies, federal agencies, police, transit bus, mining and specialty vehicle applications, and rail transport including subway. 55% of hydraulic equipment sales outside the U.S. 25% of fire suppression sales outside the U.S.
Lubrication systems and solutions engineered to dispense lubricants and precisely lubricate machines and mechanical systems to prolong equipment life, reduce maintenance costs and increase productivity.	Clamping hose fittings, protective boots, canisters, sound and heat shields. Fastening signs, traffic signals, cameras, enclosures, antennas, electronic equipment, identification tags, wiring harnesses, lighting, and electrical distribution hardware. Bundling electrical cables, hoses, and pipes. Identifying hoses, electrical and mechanical equipment, pipes and cabling.	Water and foam pumps for fire suppression, valves and plumbing components for emergency vehicles, electrical systems and advanced electronic control systems for fire, rescue and specialty vehicles. Rescue equipment for extricating accident victims, forcible entry equipment for law enforcement and disaster recovery, positioning tools for use in structural collapse, recycling equipment. Rerailing of trains and a variety of industrial lifting and positioning applications.
A market leader in automated and centralized grease and oil lubrication systems serving a broad range of industries in all major continents. Estimated one-quarter U.S. market share.	Highly recognized and respected global brand name. Leading provider of high-quality, innovative, stainless steel band clamping, fastening, bundling and identification systems and solutions. Extensive application engineering experience. Specialists in manual, pneumatic and electrical application tooling. Worldwide manufacturing, sales, and distribution. Global market share estimated at 45%.	World's leading manufacturer of truck-mounted fire pumps, with an estimated 50% worldwide market share, and a complete line of plumbing, electrical and electronic components and systems making Hale a single source solutions provider. World leader in the manufacture of rescue tools and hydraulic rerailing equipment. Estimated worldwide market share 50% for rescue tools and 60% for rerailing equipment.
The NGM RoadWarrior, a single module, self-contained, vehicle-mounted automatic chassis lubrication system, with replaceable grease cartridges, designed specifically for class 3-5 vehicles.	The IT9000 electric bench-mounted clamping tool with computerized controls ensures precise, repeatable assembly and is unique in the marketplace. UL4000 portable, battery powered, application tool for the installation of Ultra-Lok preformed clamps and free end bands. Ultra-Lok "the ultimate clamping system." Color-coordinated, coated bands and clamps.	Torrent Stainless Steel Valves, Compressed Air Foam Systems (CAFSPro), MiniCAFSPro, Lighted Pressure Gauges, "Trimo" hydraulic pumping system for simultaneous use of three rescue tools, new control table for precise rerailing operations, CENTAUR mineral oil-based rescue tools, telescopic rams and spreaders.
www.lubriquip.com	www.band-it-idex.com, www.signfix.co.uk, www.band-it.co.uk, www.band-it-clamps.com, www.bandit.edx.co.za	www.haleproducts.com, www.haleeurope.com, www.hurstjaws.com, www.lukas.de, www.class1.com
Warrensville Heights, Ohio » Madison, Wisconsin	Denver, Colorado » Bristol, England » Staveley, England » Tipton, England » Singapore » Edenglen, South Africa	Ocala, Florida » Conshohocken, Pennsylvania » Shelby, North Carolina » Erlangen, Germany » Warwick, England

		
WARREN RUPP	FAST	FLUID MANAGEMENT
Air-operated double-diaphragm pumps, accessories, and aftermarket replacement parts for competitors' products.	Precision-designed tinting, mixing, measuring and dispensing equipment for refinishing, architectural and industrial paints, inks, dyes, pastes and other liquids.	Precision-engineered equipment and software control systems for dispensing, metering and mixing paints, coatings, colorants, inks, dyes and other liquids and pastes. Also factory service support and maintenance programs.
Warren Rupp, SandPIPER, Marathon, RuppTech, Blagdon, Tranquilizer, Sandpiper II, RuppGUARD, Sludgemaster, Porta-Pump, uniRupp, Pumper Parts, Versa-Matic, Versa-Tuff, Versa-Sense, Versa-Dome, Versa-Rugged, Elima-Matic	FAST, Leonardo, Michelangelo, Giotto, Hercules, Galileo, Top Mix, Vincent, Newton, Unicover, Eurocombi, Jonathan, Help, Azzurro, Leolux, Aquarius	Fluid Management, Harbil, Miller, Blendorama, Tintmaster, Accutinter, FAST, Eurotinter, ColorPro, PrismaPro, GyroMixer, Tintia, Skandex
Chemical, paints and coatings, food processing, pharmaceuticals, construction, mining, utilities, pulp and paper, metal finishing, wastewater and industrial maintenance. 45% of sales outside the U.S.	Precision equipment is supplied to retail and commercial stores, home centers and automotive body shops through architectural, refinishing, industrial paint producers, personal care and medical. Over 95% of sales outside the U.S.	Retail and commercial paint stores, hardware stores, home centers, department stores, printers, paint and ink manufacturers, personal care and medical. 45% of sales outside the U.S.
Pumps for abrasive and semisolid materials as well as for applications where product degradation is a concern or where electricity is not available or should not be used.	Dispensing, metering and mixing equipment for precise and reliable reproduction of colors based on paint producers' formulas.	Equipment and software control systems for precise blending of base paint, tints and colorants, inks and dyes in a broad range of applications from retail point-of-sale to in-plant manufacturing systems.
Leading diaphragm pump manufacturer using a wide array of metallic and non-metallic materials, construction and design. Value-added features include patented air valve systems, longer life diaphragm technologies and complete accessory options. Estimated 30% U.S. market share.	Quality service, strong and committed customer relationships, innovative components and products for the architectural paint and refinishing markets. Estimated 20% share of the European refinishing and architectural equipment market.	Industry innovator and worldwide market share leader in automatic and manually operated dispensing, metering and mixing equipment for the paints and coatings market, paint mixers and shakers and car refinish products. Estimated 50% worldwide market share.
1/2", 1" and 1-1/2" SandPIPER II metallic pump models. 1/4" and 3" plastic pumps, DC-powered submersible pumps and pulsation dampeners. Expanded line of bonded single-piece PTFE longer-life diaphragms. Replacement parts that fit competitors' pumps.	New line of automatic dispensers with dual systems suitable for water-borne paint and universal colorants. Revolutionary dosing lids with removable spout for water-borne paint. New line of shakers for the medical industry. New Hercules digital mixer.	Simultaneous paint dispensers with a valveless design and ceramic pumps to significantly reduce wear and eliminate recalibration. A new line of Harbil automatic dispensers that can accommodate the broad range of European container configurations. Point-of-purchase dispensers for the personal care industry, cosmetics, hair care and skin care.
www.warrenrupp.com, www.blagdonpump.com, www.versamatic.com, www.pumperparts.com	www.fast-fluid.com	www.fast-fluid.com, www.fluidman.com, www.fluidman.nl, www.fluidman.com.au
Mansfield, Ohio » Export, Pennsylvania » Washington, England	Cinisello Balsamo (Milan), Italy	Wheeling, Illinois » Sassenheim, The Netherlands » Unanderra, Australia

HISTORICAL **DATA**

(dollars in thousands except per share amounts)

	2002	2001	2000	1999	1998	1997
Results of Operations						
Net sales	$ 742,014	$ 726,947	$ 704,276	$ 655,041	$ 640,131	$ 552,163
Gross profit	281,438	263,722	277,952	256,484	252,846	222,357
SG&A expenses	181,269	164,893	149,639	140,495	132,627	110,588
Goodwill amortization	–	14,165	11,797	11,312	10,676	8,174
Restructuring activity	(203)	11,226	–	–	–	–
Operating income	100,372	73,438	116,516	104,677	109,543	103,595
Other (expense) income	(123)	731	1,031	568	479	(693)
Interest expense	16,354	20,738	16,521	18,020	22,359	18,398
Provision for income taxes	29,783	20,721	37,581	32,797	33,267	31,029
Income from continuing operations	54,112	32,710	63,445	54,428	54,396	53,475
Income from discontinued operations	–	–	–	–	10,182	5,151
Extraordinary items	–	–	–	–	(2,514)	–
Net income	54,112	32,710	63,445	54,428	62,064	58,626
Financial Position						
Current assets	$ 221,260	$ 214,903	$ 232,089	$ 213,715	$ 195,900	$ 197,267
Current liabilities	108,332	87,338	177,811 [1]	91,634	80,265	77,801
Working capital	112,928	127,565	54,278 [1]	122,081	115,635	119,466
Current ratio	2.0	2.5	1.3 [1]	2.3	2.4	2.5
Capital expenditures	19,335	21,639	20,739	18,338	20,763	13,562
Depreciation and amortization	30,105	44,297	36,704	34,835	33,575	24,943
Total assets	931,050	838,804	758,854	738,567	695,811	599,193
Total debt	241,051	291,820	241,886	268,589	283,410	258,417
Shareholders' equity	506,791	401,112	374,502	329,024	286,037	238,671
Performance Measures						
Percent of net sales						
Gross profit	37.9 %	36.3 %	39.5 %	39.2 %	39.5 %	40.3 %
SG&A expenses	24.4	22.7	21.2	21.4	20.7	20.0
Goodwill amortization	–	1.9	1.7	1.7	1.7	1.5
Restructuring activity	–	1.5	–	–	–	–
Operating income	13.5	10.1	16.5	16.0	17.1	18.8
Income before income taxes	11.3	7.4	14.3	13.3	13.7	15.3
Income from continuing operations	7.3	4.5	9.0	8.3	8.5	9.7
Effective tax rate	35.5	38.8	37.2	37.6	37.9	36.7
Net income return on average assets	6.1	4.1	8.5	7.6	9.6	10.0
Debt as a percent of capitalization	32.2	42.1	39.2	44.9	49.8	52.0
Net income return on average shareholders' equity	11.9	8.4	18.0	17.7	23.7	27.0
Per Share Data [2]						
Basic – income from continuing operations	$ 1.71	$ 1.08	$ 2.13	$ 1.84	$ 1.85	$ 1.83
– net income	1.71	1.08	2.13	1.84	2.12	2.01
Diluted – income from continuing operations	1.67	1.05	2.07	1.81	1.81	1.78
– net income	1.67	1.05	2.07	1.81	2.07	1.95
Cash dividends declared	.56	.56	.56	.56	.545	.495
Shareholders' equity	15.60	13.05	12.38	11.10	9.71	8.16
Stock price – high	39.66	37.20	36.00	34.13	38.75	36.69
– low	25.70	24.90	22.75	21.63	19.50	23.25
– close	32.70	34.50	33.13	30.38	24.50	34.88
Price/earnings ratio at year end	20	33	16	17	14	20
Other Data [2]						
Employees at year end	3,863	3,873	3,880	3,773	3,803	3,326
Shareholders at year end	4,700	5,500	5,200	5,600	7,000	7,000
Shares outstanding (in 000's):						
Weighted average – basic	31,669	30,222	29,726	29,544	29,332	29,184
– diluted	32,483	31,047	30,632	30,085	30,052	29,999
At year end (net of treasury)	32,477	30,734	30,258	29,636	29,466	29,250

[1] *Excluding short-term debt of $88,077, current liabilities were $89,734, working capital was $142,355 and the current ratio was 2.6.*

[2] *All share and per share data have been restated to reflect the three-for-two stock splits effected in the form of 50% stock dividends in January 1995 and 1997.*

1996	1995	1994	1993	1992	1991
$ 474,699	$ 395,480	$ 319,231	$ 239,704	$ 215,778	$ 166,724
187,074	157,677	126,951	96,903	88,312	67,845
93,217	78,712	66,743	52,950	49,326	34,046
6,241	4,196	3,025	1,889	1,422	525
–	–	–	–	–	–
87,616	74,769	57,183	42,064	37,564	33,274
(696)	524	281	728	602	587
17,476	14,301	11,939	9,168	9,809	10,397
25,020	21,845	16,181	11,187	9,763	8,993
44,424	39,147	29,344	22,437	18,594	14,471
5,774	6,178	4,266	2,889	1,552	1,446
–	–	–	–	(3,441)	1,214
50,198	45,325	33,610	25,326	15,705	17,131
$ 191,599	$ 173,889	$ 140,450	$ 106,864	$ [illegible]	$ 68,671
83,286	70,798	58,443	34,038	[illegible]	25,940
108,313	103,091	82,007	72,826	[illegible]	42,731
2.3	2.5	2.4	3.1	[illegible]	2.6
11,634	8,181	6,818	6,120	[illegible]	2,778
21,312	15,277	12,515	10,092	8,758	5,750
569,745	450,077	357,980	245,291	240,175	137,349
271,709	206,184	168,166	117,464	139,827	65,788
195,509	150,945	116,305	83,686	58,731	37,112
39.4 %	39.9 %	39.8 %	40.4 %	40.9 %	40.7 %
19.6	19.9	20.9	22.1	22.9	20.4
1.3	1.1	1.0	.8	.7	.3
–	–	–	–	–	–
18.5	18.9	17.9	17.5	17.4	20.0
14.6	15.4	14.3	14.0	13.1	14.1
9.4	9.9	9.2	9.4	8.6	8.7
36.0	35.8	35.5	33.3	34.4	38.3
9.8	11.2	11.1	10.4	8.9	12.9
58.2	57.7	59.1	58.4	70.4	63.9
29.0	33.9	33.6	35.6	34.9	104.4
$ 1.54	$ 1.37	$ 1.03	$ .79	$ .66	$ .57
1.74	1.58	1.18	.89	.59	.68
1.49	1.32	1.00	.77	.65	.57
1.69	1.53	1.15	.87	.59	.68
.44	.387	.093	–	–	–
6.76	5.26	4.06	2.93	2.07	1.32
27.63	29.50	19.50	16.00	10.63	8.88
19.88	18.38	15.13	9.75	7.38	4.25
26.63	27.13	18.75	15.88	10.63	7.38
16	18	16	18	18	11
3,093	2,680	2,305	1,828	1,864	1,418
6,100	5,300	4,400	4,300	4,200	3,900
28,818	28,662	28,600	28,396	28,353	25,367
29,779	29,609	29,331	28,976	28,389	25,367
28,926	28,695	28,619	28,580	28,353	28,184

Net Sales *(in millions)*



$800
700
600
500
400
300
200
100
91 92 93 94 95 96 97 98 99 00 01 02

Sales have grown at a 13.2% compound annual rate since 1989.

Operating Margins
(continuing operations)



IDEX
VALUE LINE
25%
20
15
10
5
91 92 93 94 95 96 97 98 99 00 01 02

While IDEX's strong operating margins have been negatively affected by weak economic conditions in 2001, advances in operational excellence initiatives helped improve them in 2002.

Diluted Earnings per Share
(continuing operations)



$2.20
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
91 92 93 94 95 96 97 98 99 00 01 02

Weak economic conditions in 2001 and 2002 reduced the compound annual growth rate since 1989 to 11.4%. The growth initiatives under way will improve IDEX's long-term profitability.

MANAGEMENT'S **DISCUSSION AND ANALYSIS** OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL OVERVIEW AND OUTLOOK

IDEX Corporation ("IDEX" or the "Company") sells a broad range of pump products, dispensing equipment and other engineered products to a diverse customer base in the United States and other countries around the world. Accordingly, our businesses are affected by levels of industrial activity and economic conditions in the U.S. and in other countries where our products are sold, and by the relationship of the U.S. dollar to other currencies. Among the factors that influence the demand for our products are interest rates, levels of capacity utilization and capital spending in certain industries and overall industrial activity.

We have a history of achieving above-average operating margins. Our operating margins have exceeded the average for the companies that comprise the Value Line Composite Index (VLCI) every year since 1988. IDEX views the VLCI operating performance statistics as a proxy for an average industrial company. Our operating margins are influenced by, among other things, utilization of facilities as sales volumes change, and inclusion of newly acquired businesses. The operating margins of newly acquired businesses have typically been lower than the average of our base businesses and, prior to 2002, those margins were further reduced by amortization of goodwill and trademark assets. In accordance with new accounting rules, we discontinued amortizing assets with indefinite lives to earnings as of January 1, 2002. Instead, these assets are reviewed periodically for impairment.

In 2002, we reported higher orders, sales, operating income, net income and earnings per share compared with the prior year. New orders in 2002 totaled $749.8 million, 5% higher than in 2001. Excluding the impact of the Versa-Matic (June 2001), Halox (April 2002), Rheodyne (July 2002) and Wrightech (October 2002) acquisitions to the Pump Products Group and foreign currency translation, orders were 1% higher than in the prior year. During 2002, IDEX's backlog increased $7.8 million. At December 31, 2002, we had a typical unfilled order backlog of slightly over one month's sales.

The year 2002 was once again a very difficult one for IDEX as a manufacturer of industrial products. We saw no significant recovery in our markets throughout the year. While business was clearly better in 2002 than it was in the second half of 2001, our level of orders for the last four quarters has remained essentially flat. Our focus on operational excellence has driven improvements in all businesses and is rapidly becoming part of the IDEX culture. This allowed us to expand gross margins by 1.6 percentage points in 2002 and produce another record year in cash flow, while absorbing some of the expense of our investment in new products and markets.

Looking ahead to 2003, there is no indication that the sluggishness in the U.S. and other worldwide end markets we serve will change any time soon. Unfortunately, we are not in a position to project how the economy will perform over the next year. As a short-cycle business, our financial performance depends on the pace of incoming orders, and we have very limited visibility of future business conditions. We believe IDEX is well positioned for earnings improvement as the economy strengthens. This is based on our lower cost structures resulting from our restructuring activities; our operational excellence initiatives of Six Sigma, Kaizen, Lean and global sourcing; and the use of our strong cash flow to reduce debt and interest expense. In addition, we continue to pursue acquisitions – such as Rheodyne, Halox and Wrightech – to drive the Company's longer term profitable growth.



From left to right: Doug Lennox (Vice President – Treasurer), Wayne Sayatovic (Senior Vice President – Finance and Chief Financial Officer), Clint Kooman (Vice President – Controller)

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

The "Historical Overview and Outlook" and the "Liquidity and Capital Resources" sections of this management's discussion and analysis of our operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements may relate to, among other things, capital expenditures, cost reductions, cash flow, and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "expects," "projects," "should," "will," "management believes," "the Company believes," "we believe," "the Company intends" and similar words or phrases. These statements are subject to inherent uncertainties and risks that could cause actual results to differ materially from those anticipated at the date of this filing. The risks and uncertainties include, but are not limited to, the following: economic and political consequences resulting from the September 11, 2001 terrorist attacks and a possible war with Iraq; levels of industrial activity and economic conditions in the U.S. and other countries around the world, pricing pressures and other competitive factors, and levels of capital spending in certain industries – all of which could have a material impact on order rates and our results, particularly in light of the low levels of order backlogs we typically maintain; our ability to make acquisitions and to integrate and operate acquired businesses on a profitable basis; the relationship of the U.S. dollar to other currencies and its impact on pricing and cost competitiveness; political and economic conditions in foreign countries in which we operate; interest rates;

capacity utilization and the effect this has on costs; labor markets; market conditions and material costs; and developments with respect to contingencies, such as litigation and environmental matters. The forward-looking statements included here are only made as of the date of this report, and we undertake no obligation to publicly update them to reflect subsequent events or circumstances. Investors are cautioned not to rely unduly on forward-looking statements when evaluating the information presented here.

RESULTS OF OPERATIONS

For purposes of this discussion and analysis section, we refer to the table on page 18 and the Consolidated Statements of Operations on page 25.

IDEX consists of three reporting groups: Pump Products, Dispensing Equipment and Other Engineered Products.

The Pump Products Group produces a wide variety of pumps, compressors, flow meters, injectors and valves, and related controls for the movement of liquids, air and gases. The Dispensing Equipment Group produces highly engineered equipment for dispensing, metering and mixing colorants, paints, inks and dyes; refinishing equipment; and centralized lubrication systems. The Other Engineered Products Group produces firefighting pumps, rescue tools and other components and systems for specialty vehicles, as well as engineered banding and clamping devices used in a variety of industrial and commercial applications.

PERFORMANCE IN 2002 COMPARED WITH 2001

Orders, sales, net income and earnings per diluted share were higher in 2002 compared with 2001. New orders in 2002 totaled $749.8 million and were 5% higher than the prior year. Excluding the impact of the four acquisitions made since mid-2001 and foreign currency translation, orders were 1% higher than in 2001.

Sales in 2002 of $742.0 million were 2% higher than the $726.9 million recorded in the prior year. Acquisitions and foreign currency translation accounted for an improvement of 3% and 1%, respectively, but this was offset by a 2% decline in the base businesses. Domestic sales increased 3% while international sales, net of foreign currency translation, decreased 2%. For the year, international sales were 41% of total sales, down slightly from 42% in 2001.

In 2002, the Pump Products Group contributed 58% of sales and 62% of operating income, the Dispensing Equipment Group accounted for 19% of sales and 16% of operating income, and the Other Engineered Products Group represented 23% of sales and 22% of operating income.

Pump Products Group sales of $436.7 million in 2002, increased $9.6 million, or 2%, compared with 2001. Acquisitions accounted for a 5% sales improvement, but this was partially offset by a 3% decline in base business activity. In 2002, domestic and international sales increased 3% and 1%, respectively, compared with last year. Excluding acquisitions, base business sales volume in both the U.S. and internationally decreased 3%. Sales to customers outside the U.S. were 37% of total group sales in 2002, unchanged from 2001.

Dispensing Equipment Group sales of $138.7 million increased $1.3 million, or 1%, in 2002 compared with the prior year. Domestic sales increased 7% compared with 2001, while international sales decreased 4%. Sales to customers outside the U.S. were 54% of total group sales in 2002, down from 57% in 2001.

Other Engineered Products Group sales of $169.7 million increased by $4.9 million, or 3%, in 2002 compared with 2001. In 2002, domestic sales increased 1%, while international sales grew by 6%. Sales to customers outside the U.S. were 42% of total group sales in 2002, up slightly from 41% in 2001.

Gross profit of $281.4 million in 2002 was $17.7 million higher than in 2001. As a percent of sales, gross profit was 37.9% in 2002, compared with 36.3% in 2001. The higher gross profit margin primarily reflected reduced material costs from our increased global sourcing activities, benefits from our Kaizen, Lean and Six Sigma activities plus savings from actions to consolidate certain production facilities.

Net Sales by Group

(in millions)


PUMP PRODUCTS
DISPENSING EQUIPMENT
OTHER ENGINEERED PRODUCTS
$800
700
600
500
400
300
200
100
91 92 93 94 95 96 97 98 99 00 01 02

In 2002, acquisitions helped increase Pump Products sales, while new products were largely responsible for Other Engineered Products growth.

Operating Income by Group

(in millions)


PUMP PRODUCTS
DISPENSING EQUIPMENT
OTHER ENGINEERED PRODUCTS
$140
120
100
80
60
40
20
91 92 93 94 95 96 97 98 99 00 01 02

Although newly acquired companies generally have lower operating margins, IDEX's rapid integration program helps raise them to the IDEX average.

2002 Sales by Region


59% UNITED STATES
25% EUROPE
8% CANADA/LATIN AMERICA
8% ASIA/REST OF WORLD

Company and Business Group Financial Information

(dollars in thousands)

For the years ended December 31,[1]	2002	2001	2000
Pump Products Group			
Net sales[2]	$ 436,664	$ 427,037	$ 394,999
Operating income[3][4]	71,945	61,758	73,557
Operating margins[3][4]	16.5%	14.5%	18.6%
Identifiable assets	$ 535,822	$ 462,275	$ 391,831
Depreciation and amortization[3]:			
As reported	16,913	24,124	19,658
Goodwill and trademarks	–	7,745	5,938
Capital expenditures	9,348	10,251	10,656
Dispensing Equipment Group			
Net sales[2]	$ 138,702	$ 137,407	$ 166,362
Operating income[3][4]	18,627	13,957	32,496
Operating margins[3][4]	13.4%	10.2%	19.5%
Identifiable assets	$ 192,258	$ 180,361	$ 204,891
Depreciation and amortization[3]:			
As reported	5,734	9,719	8,845
Goodwill and trademarks	–	3,897	3,957
Capital expenditures	3,651	5,129	5,175
Other Engineered Products Group			
Net sales[2]	$ 169,692	$ 164,815	$ 145,823
Operating income[3][4]	25,638	25,032	27,437
Operating margins[3][4]	15.1%	15.2%	18.8%
Identifiable assets	$ 186,860	$ 181,032	$ 148,753
Depreciation and amortization[3]:			
As reported	4,666	7,920	6,474
Goodwill and trademarks	–	2,932	2,271
Capital expenditures	4,990	5,987	4,796
Company			
Net sales	$ 742,014	$ 726,947	$ 704,276
Operating income[3][4]	100,372	73,438	116,516
Operating margins[3][4]	13.5%	10.1%	16.5%
Total assets	$ 931,050	$ 838,804	$ 758,854
Depreciation and amortization[3][5]:			
As reported	29,525	43,933	36,480
Goodwill and trademarks	–	14,574	12,166
Capital expenditures	19,335	21,639	20,739

[1] *Includes acquisition of Wrightech Corporation (October 2002), Rheodyne, L.P. (July 2002), Halox Technologies, Inc. (April 2002), Versa-Matic Tool, Inc. (June 2001), Liquid Controls L.L.C. (January 2001), Trebor International, Inc. (May 2000) and Ismatec S.A. (April 2000) in the Pump Products Group; and Class 1, Inc. (January 2001) in the Other Engineered Products Group from dates of acquisition. See Note 4 of the Notes to Consolidated Financial Statements.*

[2] *Group net sales include intersegment sales.*

[3] *IDEX discontinued goodwill and trademark amortization as of January 1, 2002, in accordance with SFAS No. 142, as further explained in Note 3 of the Notes to Consolidated Financial Statements.*

[4] *IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure, as further explained in Note 5 of the Notes to Consolidated Financial Statements. Group operating income in these years excluded net unallocated corporate operating expenses and restructuring activity. The restructuring activity resulted in income of $203 in 2002 and a charge of $11,226 in 2001 which were not assigned to the individual group segments. Had the Company allocated the 2002 restructuring activity, it would have been assigned to the groups as follows: Pump Products (income of $1,046), Dispensing Equipment (expense of $121) and Other Engineered Products (expense of $722). Had the Company allocated the 2001 restructuring charge, it would have been assigned to the groups as follows: Pump Products ($7,769), Dispensing Equipment ($1,894) and Other Engineered Products ($1,563).*

[5] *Excludes amortization of debt issuance expenses.*

Selling, general and administrative (SG&A) expenses increased to $181.3 million in 2002 from $164.9 million in 2001. This increase was primarily due to including four acquisitions that incrementally added $5.2 million of cost, and increased spending on corporate initiatives and new product/market development. The increased corporate initiative costs included both implementation and training expenses for programs such as eBusiness, Six Sigma, Lean, Kaizen and global sourcing. The goal of these efforts is to increase the Company's organic sales and profit growth. As a percent of net sales, SG&A expenses were 24.4%, up from 22.7% in 2001. While 2002 SG&A expenses are up for the reasons noted, we do not believe this is indicative of a significant negative trend.

In accordance with the new accounting rules, we discontinued amortization of goodwill and trademarks as of January 1, 2002. As a result, we did not record any goodwill and trademark amortization expense in 2002 compared with $14.6 million in 2001.

We also generated income related to restructuring activity of $.2 million in 2002 compared with a restructuring charge in 2001 of $11.2 million. For more details on our restructuring programs, see "Restructuring Actions" on page 22.

Operating income increased by $26.9 million, or 37%, to $100.4 million in 2002 from $73.4 million in 2001. This was primarily due to the absence of goodwill and trademark amortization in 2002, the restructuring charge recorded in 2001 and higher 2002 gross profit. This increase was partially offset by increased SG&A expenses in 2002. Operating margins in 2002 were 13.5% compared with 10.1% in 2001.

As described in Note 4 of the "Company and Business Group Financial Information" table on page 18, each group's operating income and margins exclude restructuring activity. In the Pump Products Group, operating income of $71.9 million and operating margins of 16.5% in 2002 compared with $61.8 million and 14.5% in 2001. Operating income for the Dispensing Equipment Group increased to $18.6 million from $14.0 million last year, and operating margins improved to 13.4% from 10.2% in 2001. Operating income in the Other Engineered Products Group of $25.6 million and operating margins of 15.1% compared with the $25.0 million and 15.2% achieved in 2001.

In the Pump Products Group, 2001 operating income and margins excluding goodwill and trademark amortization of $7.7 million, or 1.8% of sales, were $69.5 million and 16.3%, respectively. In the Dispensing Equipment Group, operating income and margins in 2001 were $17.9 million and 13.0%, respectively, excluding goodwill and trademark amortization of $3.9 million, or 2.8% of sales. Operating income and margins in the Other Engineered Products Group in 2001 were $27.9 million and 17.0%, respectively, excluding goodwill and trademark amortization of $2.9 million, or 1.8% of sales.

The expenses related to the corporate initiatives of eBusiness (including ERP implementation), Six Sigma, Lean, Kaizen, and global sourcing are allocated to the reporting units in each segment based on expected usage. The businesses in the Pump Products and Dispensing Equipment segments have been more successful than those in the Other Engineered Products segment at offsetting the SG&A cost increases resulting from the corporate initiatives, new product/market development, and other cost increases, with efficiencies related to the initiatives as well as other operational improvements. The Other Engineered Products Group was also affected by higher than normal costs associated primarily with ERP implementations and a reserve established for a patent infringement suit.

Interest expense decreased to $16.4 million in 2002 from $20.7 million in 2001. The decrease was principally due to lower debt levels as a result of debt paydowns from operating cash flow and proceeds from the common stock offering, and a lower interest rate environment.

The provision for income taxes increased to $29.8 million in 2002 from $20.7 million in 2001. The effective tax rate decreased to 35.5% in 2002 from 38.8% in 2001. This was primarily due to the discontinuation of goodwill and trademark amortization in 2002, a portion of which was nondeductible for tax purposes.

Net income was $54.1 million, or $1.67 per share, compared with $32.7 million, or $1.05 per share, in 2001. When adjusted to exclude goodwill and trademark amortization of $11.4 million, or $.37 per share, 2001's net income and earnings per diluted share were $44.1 million and $1.42 per share, respectively.

PERFORMANCE IN 2001 COMPARED WITH 2000

The following discussion of operating results for 2001 and 2000 includes the impact of goodwill and trademark amortization.

We achieved record orders and sales, but reported lower net income and earnings per diluted share in 2001 compared with 2000. New orders totaled $713.4 million and were 2% above the prior year. Excluding the impact of foreign currency and the five acquisitions made since the beginning of 2000, orders were 9% lower.

Sales for 2001 increased 3% to $726.9 million from $704.3 million. Acquisitions accounted for a 13% improvement, which was partially offset by a 9% decline in base business sales and a 1% unfavorable currency translation. In 2001, international sales were up 6% and domestic sales increased 1% compared with 2000. International sales were 42% of total sales, up from 41% in 2000.

For 2001, the Pump Products Group contributed 59% of sales and 61% of operating income, the Dispensing Equipment Group accounted for 19% of sales and 14% of operating income, and the Other Engineered Products Group represented 22% of sales and 25% of operating income.

Pump Products Group 2001 sales of $427.0 million increased by $32.0 million, or 8%, compared with 2000. The change principally reflected the Ismatec, Trebor, Liquid Controls and Versa-Matic acquisitions, which added 17% to sales in 2001. Compared with 2000, base business sales volume was down 8% and foreign currency had a 1% negative effect. In 2001, international sales grew 22% and domestic sales increased 1%, principally reflecting the recent acquisitions. As a result, sales to customers outside the U.S. increased to 37% of total group sales in 2001 from 33% in 2000. Excluding





From left to right, seated:
Kim Bors (Vice President – Human Resources),
Dennis Metcalf (Vice President – Corporate Development),
From left to right, standing:
Chuck Hemann (Director – eBusiness),
John McMurray (Vice President – Operational Excellence),
Frank Notaro (Vice President – General Counsel and Secretary)

acquisitions and foreign currency, base business international sales were down 3% from the prior year and base business U.S. sales volume decreased by 10%, with the lower sales principally caused by weaknesses in the North American and European manufacturing sectors.

Dispensing Equipment Group sales of $137.4 million in 2001 decreased by $29.0 million, or 17%, compared with 2000. Base business sales were down 16% and foreign currency translation had a 1% negative effect. Excluding foreign currency, international sales declined 10% in 2001 from the prior year and domestic sales decreased by 22%. This was due to the weak conditions in the North American and European end markets, which caused significant year-over-year volume declines at all three businesses in this group. Sales to customers outside the U.S. were 57% of total group sales in 2001, up from 55% in 2000.

In 2001, Other Engineered Products Group sales of $164.8 million increased by $19.0 million, or 13%, compared with 2000. The improvement principally reflected the Class 1 acquisition, which added 18% to sales in 2001. Overall base business sales decreased 3% and foreign currency translation had a 2% negative effect. In 2001, domestic sales increased 23% and international sales grew 1%. Sales to customers outside the U.S. were 41% of total group sales in 2001, down from 46% in 2000, principally reflecting the change in sales mix due to the Class 1 acquisition. Excluding foreign currency and acquisitions, base business international sales in 2001 increased 4% compared with the prior year, while the base business U.S. sales volume decreased 9%, due to the soft conditions in most U.S. end markets.

Gross profit of $263.7 million in 2001 decreased by $14.2 million, or 5%, from 2000. Gross profit as a percent of sales was 36.3% in 2001, down from 39.5% in 2000. The decline in gross profit and gross margins was attributable to significantly lower base business sales volumes, production inefficiencies and under-absorption of manufacturing expenses related to lower volumes and planned inventory reductions, and the addition of lower margin acquisitions.

SG&A expenses increased to $164.9 million in 2001 from $149.6 million in 2000 due to five acquisitions, which incrementally added $12.1 million of cost, and increased spending on corporate initiatives and new product/market development. As a percent of net sales, SG&A expenses were 22.7%, up from 21.2% in 2000. The increase principally reflected significantly lower base business sales volumes and incremental up-front costs associated with implementing the Company's Six Sigma and eBusiness initiatives.

Goodwill and trademark amortization increased by $2.4 million to $14.6 million in 2001, reflecting the five acquisitions. As a percent of sales, goodwill amortization remained flat at about 2% for both years.

We recorded a restructuring charge in 2001 totaling $11.2 million. For more details on our restructuring programs, see "Restructuring Actions" on page 22.

Operating income decreased by $43.1 million, or 37%, to $73.4 million in 2001 from $116.5 million in 2000. Operating income as a percent of sales decreased to 10.1% in 2001 from 16.5% in 2000. The decreases in operating income and operating margins were reflected at all three business groups. They were attributable to significantly lower base business sales volumes, production inefficiencies and under-absorption of manufacturing expenses related to lower volumes and planned inventory reductions, the addition of lower margin acquisitions, and incremental costs associated with implementing the corporate initiatives. In the Pump Products Group, operating income of $61.8 million and operating margins of 14.5% in 2001 compared with the $73.6 million and 18.6% recorded in 2000. With a 17% year-over-year sales decline, profitability of the Dispensing Equipment Group had the most significant decrease of the Company's three groups, as operating income of $14.0 million and operating margins of 10.2% decreased from $32.5 million and 19.5% in 2000. Operating income in the Other Engineered Products Group of $25.0 million and operating margins of 15.2% in 2001 decreased from $27.4 million and 18.8% in 2000.

Interest expense increased to $20.7 million in 2001 from $16.5 million in 2000. The increase was principally due to the additional debt incurred to acquire the Ismatec, Trebor, Liquid Controls, Class 1 and Versa-Matic businesses, which was partially offset by lower interest rates.

The provision for income taxes decreased to $20.7 million in 2001 from $37.6 million in 2000, reflecting lower pretax income. The effective tax rate increased to 38.8% in 2001 from 37.2% in 2000, primarily due to the lower pretax income levels relative to nondeductible goodwill amortization.

Net income of $32.7 million in 2001 was 48% lower than the $63.4 million reported in 2000. Diluted earnings per share were $1.05 in 2001, a decrease of $1.02 per share, or 49%, from the $2.07 per share achieved in 2000.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, working capital was $112.9 million and our current ratio was 2.0-to-1. Free cash flow (net cash flows from operating activities of $108.4 million less additions to property, plant and equipment of $19.3 million) of $89.1 million in 2002 increased $5.2 million versus 2001, reflecting lower working capital requirements.

Cash flows from operating activities increased 3%, or $2.9 million, to $108.4 million in 2002, mainly reflecting higher pretax income and lower tax payments partially offset by less favorable working capital changes from last year caused by an 11% rise in sales volume from the fourth quarter of 2001 to the fourth quarter of 2002.

Cash flows from operating activities were more than adequate to fund capital expenditures of $19.3 million and $21.6 million in 2002 and 2001, respectively. Capital expenditures were generally for machinery and equipment that improved productivity, although a portion was for business system technology and repair and replacement of equipment and facilities. Management believes that IDEX has ample capacity in its plant and equipment to meet expected needs for future growth in the intermediate term.

In addition to the $150 million of 6.875% Senior Notes due February 15, 2008, the Company also has a $300 million domestic multi-currency bank revolving credit facility (Credit Facility), which expires June 8, 2006. At December 31, 2002, the maximum amount available under the Credit Facility was $300.0 million, of which $54.0 million was borrowed. Interest is payable quarterly on the outstanding balance at the agent bank's reference rate or at LIBOR plus an applicable margin and a utilization fee if the total borrowings exceed certain levels. The applicable margin is based on the credit rating of our Senior Notes, and can range from 25 basis points to 100 basis points. The utilization fee can range from zero to 25 basis points. At December 31, 2002, the applicable margin was 80 basis points and the utilization fee was zero. We pay an annual fee of 20 basis points on the total Credit Facility.

We completed the acquisitions of Halox, Rheodyne and Wrightech in 2002 for $74.9 million, with borrowings from the Credit Facility. In conjunction with the acquisitions, $2.1 million of debt was acquired.

In December 2001, we and certain of our subsidiaries entered into a one-year agreement with a financial institution, under which we collateralized certain receivables for borrowings (Receivables Facility). This agreement was renewed in December 2002 for another year. The Receivables Facility provides for borrowings of up to $50.0 million, depending upon the level of eligible receivables. At December 31, 2002, $20.0 million was borrowed and included in long-term debt at an interest rate of approximately 2.8% per annum.

We also have a $30.0 million demand line of credit (Short-Term Facility), which expires May 24, 2003. Borrowings under the Short-Term Facility are at LIBOR plus the applicable margin in effect under the Credit Facility. At December 31, 2002, there were no borrowings under this facility.

Management believes IDEX will generate sufficient cash flow from operations for the next 12 months and in the long term to meet its operating requirements, interest on all borrowings, any authorized share repurchases, planned capital expenditures, and annual dividend payments to holders of common stock. Since we began operations in January 1988 and through December 31, 2002, we have borrowed approximately $884 million under our various credit agreements to complete 22 acquisitions. During this same period we generated, principally from operations, cash flow of $808 million to reduce indebtedness. In the event that suitable businesses are available for acquisition upon terms acceptable to the Board of Directors, we may obtain all or a portion of the financing for the acquisitions through the incurrence of additional long-term debt. The Credit Facility contains a covenant that limits total debt outstanding to three-times operating cash flow, as defined in the agreement. At December 31, 2002, we were limited to $397 million of total debt outstanding.

Our contractual obligations and commercial commitments include rental payments under operating leases, payments under capital leases, and other long-term obligations arising in the ordinary course of business. We have no off-balance sheet arrangements or material long-term purchase obligations. There

International Sales

☐ PERCENT OF NET SALES
☐ AMOUNT IN MILLIONS


$500
450
400
350
300
250
200
150
100
50
50%
45
40
35
30
25
20
15
10
5
91 92 93 94 95 96 97 98 99 00 01 02

A solid global distribution network, acquisitions with a high percentage of foreign sales, and 22 manufacturing facilities outside the U.S. give IDEX a high level of international sales.

Assets and Total Debt

(in millions)

☐ ASSETS
☐ TOTAL DEBT


$1,000
900
800
700
600
500
400
300
200
100
91 92 93 94 95 96 97 98 99 00 01 02

IDEX continued to use strong cash flow to reduce its debt while completing successful acquisitions that expanded the business.



GLOBAL SOURCING COMMODITY LEADERS
From left to right: Tom Thomas, Tom Pappas, Gene Viloria

are no identifiable events or uncertainties, including the lowering of our credit rating, that would accelerate payment or maturity of any of these commitments or obligations.

RESTRUCTURING ACTIONS

IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure. The restructuring affected all three business groups and reduced the workforce, lowered costs, improved efficiencies and addressed excess capacity that resulted from lower demand and more efficient processes. These steps were necessary to appropriately size the Company's production capacity to match the declining levels of demand for a broad range of products. The restructuring actions affected multiple employee groups in approximately 20 locations across 11 of our business units. No business activities or product lines were abandoned. The restructuring actions included the layoff of 508 employees with 250 terminations resulting from the first quarter 2001 plan, 231 from the fourth quarter 2001 plan, and 27 from the second quarter 2002 plan. As of December 31, 2002, all planned employee terminations have been completed. All costs of the restructuring activities were charged to expense and included in the single caption "Restructuring activity" in the Consolidated Statements of Operations. The restructuring charges included employee severance, fringe benefits, outplacement fees, idle facility carrying costs, lease termination costs, the loss on sale of equipment and the loss on disposal of two manufacturing facilities owned by the Company. Determination of the restructuring charges was based on the estimated severance benefits paid to terminated employees, the net book value of surplus assets less expected proceeds, and estimated other costs. The restructuring plans have been executed as originally planned.

The restructuring activity resulted in income of $.2 million in 2002. This related to a reversal of $1.5 million of certain restructuring expenses initially recorded, which more than offset the 2002 charges of $1.3 million. Of the $1.5 million reversal, $1.1 million was attributed to the sale of a manufacturing facility for more than the value estimated at the time the restructuring plan was adopted. The 2001 restructuring charge was $11.2 million.

At December 31, 2002, the amount remaining in accrued expenses for both the 2001 and 2002 restructuring programs was $.5 million. All expenditures have been funded with cash flow from operations. It is expected that the remaining restructuring accrual will be utilized with cash payments during 2003.

The annualized savings from these restructuring actions are expected to exceed the total restructuring charges recorded. These restructuring actions will result in decreased employee costs and depreciation expense charged to cost of sales and SG&A expenses of approximately $12.0 million and $8.0 million per year, respectively.

For additional detail related to the 2002 and 2001 restructuring programs, see Note 5 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 1 of the Notes to Consolidated Financial Statements.

Noncurrent assets - The Company evaluates the recoverability of certain noncurrent assets utilizing various estimation processes. In particular, the recoverability of December 31, 2002 balances for goodwill and intangible assets of $530.7 million and $19.4 million, respectively, are subject to estimation processes, which depend on the accuracy of underlying assumptions, including future operating results. The Company evaluates the recoverability of each of these assets based on estimated business values (derived from estimated earnings and cash flow multiples) and estimated future cash flows. The recoverability of these assets depends on the reasonableness of these assumptions and how they compare with the eventual operating performance of the specific businesses to which the assets are attributed. To the extent actual business values or cash flows differ from those estimated amounts, the recoverability of these noncurrent assets could be affected.

Income taxes - Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. The management of the Company, along with third-party advisors, periodically estimates the Company's probable tax obligations using historical experience in tax jurisdictions and informed judgments.

Contingencies and litigation - We are currently involved in certain legal and regulatory proceedings and, as required and where it is reasonably possible to do so, have accrued our estimates of the probable costs for the resolution of these matters. These estimates have been developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future operating results for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

Defined benefit retirement plans - The plan obligations and related assets of defined benefit retirement plans are presented in Note 14 of the Notes to Consolidated Financial Statements. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations. Plan obligations and the annual pension expense are determined by consulting actuaries using a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate at which the obligation could be effectively settled and the anticipated rate of future salary increases. Key assumptions in the determination of the annual pension expense include the discount rate, the rate of salary increases and the estimated future return on plan assets. To the extent actual amounts differ from these assumptions and estimated amounts, results could be adversely affected.

REGISTRATION STATEMENT FILINGS FOR COMMON STOCK OFFERINGS

In March 2002, we filed a registration statement on Form S-3 with the Securities and Exchange Commission covering the secondary offering of 2,939,199 shares of common stock owned by IDEX Associates, L.P. In April 2002, that registration statement was amended to also include the secondary offering of 560,801 shares of IDEX common stock owned by KKR Associates, L.P., and the primary offering of 1,500,000 shares of IDEX common stock. Also in April 2002, IDEX announced the pricing of this public offering at $36 per common share. Subsequently, the over-allotment option was exercised by the underwriter for the sale of an additional 750,000 secondary shares owned by KKR Associates, L.P., bringing the total offering to 5,750,000 shares. The $50.8 million of net proceeds we received was used to repay debt under the Credit Facility. This increased the amount available for borrowing under the facility, which IDEX will continue to use for general corporate purposes, including acquisitions.

In September 2002, IDEX filed a registration statement on Form S-3 with the Securities and Exchange Commission covering the secondary offering of 1,350,000 shares of IDEX common stock owned by KKR Associates, L.P. This offering, completed in January 2003, did not increase the number of IDEX shares outstanding, and IDEX did not receive any proceeds from the offering.

The secondary shares covered by both of these registration statements have been owned by KKR Associates, L.P. and IDEX Associates, L.P. since IDEX was formed in January 1988.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize certain costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to affect the Company's financial position, liquidity, or results of operations.

MARKET RISK

We are subject to market risk associated with changes in interest rates and foreign currency exchange rates. Interest rate exposure is limited to the $241.1 million of total debt outstanding at December 31, 2002. Approximately 36% of the debt is priced at interest rates that float with the market. A 50 basis point movement in the interest rate on the floating rate debt would result in an approximate $.4 million annualized increase or decrease in interest expense and cash flows. The remaining debt is fixed rate debt. We will, from time to time, enter into interest rate swaps on our debt when we believe there is a financial advantage for doing so. A treasury risk management policy, adopted by the Board of Directors, describes the procedures and controls over derivative financial and commodity instruments, including interest rate swaps. Under the policy, we do not use derivative financial or commodity instruments for trading purposes, and the use of these instruments is subject to strict approvals by senior officers. Typically, the use of derivative instruments is limited to interest rate swaps on the Company's outstanding long-term debt.

Our foreign currency exchange rate risk is limited primarily to the euro and British pound. We manage our foreign exchange risk principally through invoicing our customers in the same currency as the source of our products.

CONSOLIDATED **BALANCE SHEETS**

(dollars in thousands except per share amount)

As of December 31,	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 6,952	$ 4,972
Receivables – net	101,494	93,053
Inventories	105,580	104,111
Other current assets	7,234	12,767
Total current assets	221,260	214,903
Property, plant and equipment – net	148,246	144,146
Goodwill – net	530,663	454,560
Intangible assets – net	19,377	12,776
Other noncurrent assets	11,504	12,419
Total assets	$ 931,050	$ 838,804
Liabilities and Shareholders' Equity		
Current liabilities		
Trade accounts payable	$ 61,153	$ 41,260
Dividends payable	4,548	4,303
Accrued expenses	42,631	41,775
Total current liabilities	108,332	87,338
Long-term debt	241,051	291,820
Other noncurrent liabilities	74,876	58,534
Total liabilities	424,259	437,692
Commitments and Contingencies (Note 2)		
Shareholders' equity		
Common stock, par value $.01 per share		
Shares issued and outstanding: 2002 – 32,536,166; 2001 – 30,763,193	325	308
Additional paid-in capital	182,538	124,658
Retained earnings	331,635	295,489
Minimum pension liability adjustment	(10,571)	(1,783)
Accumulated translation adjustment	9,240	(10,226)
Unrealized losses on derivatives	–	(140)
Treasury stock, at cost – 59,350 and 29,215 shares	(1,946)	(865)
Unearned compensation on restricted stock	(4,430)	(6,329)
Total shareholders' equity	506,791	401,112
Total liabilities and shareholders' equity	$ 931,050	$ 838,804

See Notes to Consolidated Financial Statements.

CONSOLIDATED **STATEMENTS OF OPERATIONS**

(in thousands except per share amounts)

For the years ended December 31,	2002	2001	2000
Net sales	$ 742,014	$ 726,947	$ 704,276
Cost of sales	460,576	463,225	426,324
Gross profit	281,438	263,722	277,952
Selling, general and administrative expenses	181,269	164,893	149,639
Goodwill amortization	–	14,165	11,797
Restructuring activity	(203)	11,226	–
Operating income	100,372	73,438	116,516
Other (expense) income – net	(123)	731	1,031
Income before interest expense and income taxes	100,249	74,169	117,547
Interest expense	16,354	20,738	16,521
Income before income taxes	83,895	53,431	101,026
Provision for income taxes	29,783	20,721	37,581
Net income	$ 54,112	$ 32,710	$ 63,445
Earnings Per Common Share			
Basic earnings per common share	$ 1.71	$ 1.08	$ 2.13
Diluted earnings per common share	$ 1.67	$ 1.05	$ 2.07
Share Data			
Basic weighted average common shares outstanding	31,669	30,222	29,726
Diluted weighted average common shares outstanding	32,483	31,047	30,632

See Notes to Consolidated Financial Statements.

CONSOLIDATED **SHAREHOLDERS' EQUITY**

(dollars in thousands except per share amounts)

	Common Stock and Additional Paid-In Capital	Retained Earnings	Minimum Pension Liability Adjustment	Accumulated Translation Adjustment	Unrealized Gains (Losses) on Derivatives	Treasury Stock	Unearned Compensation on Restricted Stock	Total Shareholders' Equity
Balance, December 31, 1999	$ 100,098	$ 233,326	$ (1,759)	$ (2,543)	$ –	$ (98)	$ –	$ 329,024
Net income		63,445						63,445
Other comprehensive income, net of tax								
Unrealized translation adjustment				(7,946)				(7,946)
Minimum pension adjustment			(368)					(368)
Other comprehensive income			(368)	(7,946)				(8,314)
Comprehensive income		63,445	(368)	(7,946)				55,131
Issuance of 274,655 shares of common stock from exercise of stock options, and deferred compensation plans	5,991							5,991
Issuance of 350,000 shares of restricted common stock	9,494						(9,494)	–
Amortization of restricted common stock award							1,266	1,266
Purchase of common stock						(46)		(46)
Cash dividends declared – $.56 per common share outstanding		(16,864)						(16,864)
Balance, December 31, 2000	115,583	279,907	(2,127)	(10,489)	–	(144)	(8,228)	374,502
Net income		32,710						32,710
Other comprehensive income, net of tax								
Unrealized translation adjustment				263				263
Cumulative effect of change in accounting principle					204			204
Unrealized derivative losses					(344)			(344)
Minimum pension adjustment			344					344
Other comprehensive income			344	263	(140)			467
Comprehensive income		32,710	344	263	(140)			33,177
Issuance of 498,462 shares of common stock from exercise of stock options, and deferred compensation plans	9,383							9,383
Amortization of restricted common stock award							1,899	1,899
Restricted shares surrendered for tax withholdings						(721)		(721)
Cash dividends declared – $.56 per common share outstanding		(17,128)						(17,128)
Balance, December 31, 2001	124,966	295,489	(1,783)	(10,226)	(140)	(865)	(6,329)	401,112
Net income		54,112						54,112
Other comprehensive income, net of tax								
Unrealized translation adjustment				19,466				19,466
Reversal of unrealized derivative losses					140			140
Minimum pension adjustment			(8,788)					(8,788)
Other comprehensive income			(8,788)	19,466	140			10,818
Comprehensive income		54,112	(8,788)	19,466	140			64,930
Issuance of 272,973 shares of common stock from exercise of stock options, and deferred compensation plans	7,061							7,061
Issuance of 1,500,000 shares of common stock	50,836							50,836
Amortization of restricted common stock award							1,899	1,899
Restricted shares surrendered for tax withholdings						(1,081)		(1,081)
Cash dividends declared – $.56 per common share outstanding		(17,966)						(17,966)
Balance, December 31, 2002	$182,863	$ 331,635	$ (10,571)	$ 9,240	$ –	$ (1,946)	$ (4,430)	$ 506,791

See Notes to Consolidated Financial Statements.

CONSOLIDATED **CASH FLOWS**

(in thousands)

For the years ended December 31,	2002	2001	2000
Cash flows from operating activities			
Net income	$ 54,112	$ 32,710	$ 63,445
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	27,103	26,354	21,873
Amortization of goodwill and other intangible assets	523	15,680	13,341
Amortization of unearned compensation on restricted stock	1,899	1,899	1,266
Amortization of debt issuance expenses	580	364	224
Deferred income taxes	9,592	(152)	1,081
Changes in:			
Receivables - net	1,006	24,008	(109)
Inventories	6,246	22,232	(2,410)
Trade accounts payable	7,025	(7,207)	(1,600)
Accrued expenses	(310)	(4,356)	(1,970)
Other – net	629	(6,040)	(3,960)
Net cash flows from operating activities	108,405	105,492	91,181
Cash flows from investing activities			
Additions to property, plant and equipment	(19,335)	(21,639)	(20,739)
Proceeds from fixed asset disposals	3,934	1,808	1,547
Acquisition of businesses (net of cash acquired)	(74,928)	(132,295)	(34,513)
Net cash flows from investing activities	(90,329)	(152,126)	(53,705)
Cash flows from financing activities			
Borrowings under credit facilities for acquisitions	74,928	132,295	34,513
Net repayments under credit facilities	(132,195)	(77,858)	(48,186)
Net borrowings (repayments) of other long-term debt	2,759	(3,470)	(4,151)
Proceeds from issuance of common stock	50,836	–	–
(Decrease) increase in accrued interest	(458)	284	(167)
Dividends paid	(17,721)	(17,061)	(16,781)
Proceeds from stock option exercises	5,755	9,001	2,862
Purchase of common stock	–	–	(46)
Net cash flows from financing activities	(16,096)	43,191	(31,956)
Net increase (decrease) in cash	1,980	(3,443)	5,520
Cash and cash equivalents at beginning of year	4,972	8,415	2,895
Cash and cash equivalents at end of year	$ 6,952	$ 4,972	$ 8,415
Supplemental cash flow information			
Cash paid for:			
Interest	$ 16,232	$ 20,818	$ 16,912
Income taxes	21,022	23,482	35,534
Significant non-cash activities			
Debt acquired with acquisition of businesses	2,136	2,931	–

See Notes to Consolidated Financial Statements.

(in thousands except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Business

IDEX Corporation ("IDEX" or the "Company") is a manufacturer of a broad range of pumps, metering products, dispensing equipment, and other engineered products sold to a diverse customer base in a variety of industries in the U.S. and internationally. Its products include industrial pumps, compressors, flow meters, injectors and valves, and related controls for use in a wide variety of process applications; precision-engineered equipment for dispensing, metering and mixing paints, refinishing equipment, and centralized lubrication systems; and engineered products for industrial and commercial markets, including fire and rescue, transportation equipment, oil and gas, electronics, communications, and traffic and commercial signs. These activities are grouped into three business segments: Pump Products, Dispensing Equipment and Other Engineered Products.

Principles of Consolidation

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of estimation reflected in the financial statements are noncurrent assets, income taxes, contingencies and litigation, and defined benefit retirement plans.

Revenue Recognition

IDEX recognizes revenue from product sales upon shipment. Customary terms are FOB shipping point. The Company estimates and records provisions for sales returns, sales allowances and original warranties in the period the related products are sold, in each case based on its historical experience.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three or fewer months to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost – which includes labor, material and factory overhead – is determined on the first-in, first-out (FIFO) basis or the last-in, first-out (LIFO) basis. Generally, for other than newly introduced products, a reserve for excess inventory is recorded for inventory on hand in excess of one year of historical usage. An obsolescence reserve is recorded for inventory made obsolete by marketplace, product or engineering changes.

Debt Expenses

Expenses incurred in securing and issuing debt are amortized over the life of the related debt.

Earnings Per Common Share

Earnings per common share (EPS) are computed by dividing net income by the weighted average number of shares of common stock (basic) plus common stock equivalents and unvested restricted shares (diluted) outstanding during the year. Common stock equivalents consist of stock options and deferred compensation equivalent units (DCU's) and have been included in the calculation of weighted average shares outstanding using the treasury stock method.

Basic weighted average shares reconciles to diluted weighted average shares as follows:

	2002	2001	2000
Basic weighted average common shares outstanding	31,669	30,222	29,726
Dilutive effect of stock options, DCU's and unvested restricted shares	814	825	906
Diluted weighted average common shares outstanding	32,483	31,047	30,632

Depreciation and Amortization

Depreciation is recorded using the straight-line method. The estimated useful lives used in the computation of depreciation of tangible assets are as follows:

Land improvements	10 to 12 years
Buildings and improvements	3 to 30 years
Machinery and equipment and engineering drawings	3 to 12 years
Office and transportation equipment	3 to 10 years

Identifiable intangible assets are amortized over their estimated useful lives using the straight-line method. Cost in excess of net assets acquired was amortized over a period of 30 to 40 years for periods prior to 2002 (see Note 3).

The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation or amortization period or to the unamortized balance is warranted. This evaluation is based on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are used.

Research and Development Expenditures

Costs associated with research and development are expensed in the year incurred and included in "Cost of sales." Research and development expenses – which include costs associated with developing new products and major improvements to existing products – were $12,738, $10,127 and $7,496 in 2002, 2001 and 2000, respectively.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which was effective January 1, 2003. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

Adoption of this accounting pronouncement is not expected to have a material effect on the Company's financial position, liquidity, or results of operations.

2. COMMITMENTS AND CONTINGENCIES

At December 31, 2002, total future minimum rental payments under noncancelable operating leases, primarily for office facilities, warehouses and data processing equipment, were $25,919. The future minimum rental commitments for each of the next five years and thereafter are as follows: 2003 – $6,159; 2004 – $5,213; 2005 – $3,660; 2006 – $2,871; 2007 – $2,604; thereafter – $5,412.

Rental expense totaled $9,510, $8,500 and $8,478 for the years ended December 31, 2002, 2001 and 2000, respectively.

IDEX is a party to various legal proceedings involving employment, contractual, product liability and other matters, none of which are expected to have a material adverse effect on its business, financial condition or results of operations.

3. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year ended December 31, 2002, were as follows:

	Pump Products Group	Dispensing Equipment Group	Other Engineered Products Group	Total
Balance as of December 31, 2001	$259,116	$104,268	$91,176	$454,560
Goodwill acquired during the year	63,112	–	–	63,112
Foreign currency translation	1,653	9,236	2,102	12,991
Balance as of December 31, 2002	$323,881	$113,504	$93,278	$530,663

The carrying value of indentifiable intangible assets as of December 31, 2002, was $19,377 and was split between amortizable and unamortizable assets as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Patents	$ 7,356	$ 3,459	$ 3,897
Other	877	230	647
Total amortized intangible assets	$ 8,233	$ 3,689	$ 4,544
Unamortized intangible assets			
Trademarks			$14,719
Other			114
Total unamortized intangible assets			$14,833

Amortization expense in 2002 for the items listed above was $523, which is consistent with the estimated amortization expense for the next five years.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes the accounting and reporting standards for goodwill and intangible assets. SFAS No. 142 also eliminated the amortization of goodwill and certain intangible assets to earnings, but instead required these assets be reviewed periodically for impairment. IDEX adopted SFAS No. 142 on January 1, 2002. After reviewing the estimated fair market values, both in the aggregate and at its 12 individual reporting units, no impairment to goodwill and other intangible assets was recorded as of December 31, 2002. Had the new pronouncement been adopted on January 1, 2000, IDEX's net income and EPS for 2002, 2001 and 2000 would have been as follows:

	2002	2001	2000
Net income			
Reported net income	$ 54,112	$ 32,710	$ 63,445
Goodwill amortization	–	11,175	9,290
Trademark amortization	–	258	234
Adjusted net income	$ 54,112	$ 44,143	$ 72,969
Basic EPS			
Reported net income	$ 1.71	$ 1.08	$ 2.13
Goodwill amortization	–	.37	.31
Trademark amortization	–	.01	.01
Adjusted net income	$ 1.71	$ 1.46	$ 2.45
Diluted EPS			
Reported net income	$ 1.67	$ 1.05	$ 2.07
Goodwill amortization	–	.36	.30
Trademark amortization	–	.01	.01
Adjusted net income	$ 1.67	$ 1.42	$ 2.38
Weighted average shares outstanding			
Basic	31,669	30,222	29,726
Diluted	32,483	31,047	30,632

4. ACQUISITIONS

In 2002, the Company acquired Halox Technologies, Inc. (April 2002), Rheodyne, L.P. (July 2002) and Wrightech Corporation (October 2002), all of which are operated as part of the Pump Products Group. Halox, headquartered in Bridgeport, Connecticut, is a manufacturer of point-of-use chlorine dioxide equipment. Its products produce chlorine dioxide for use in water treatment and disinfectant applications. Halox products can be used in a wide variety of end markets including food and beverage, and potable water treatment. Rheodyne, headquartered in Rohnert Park, California, is a manufacturer of injectors, valves, fittings and accessories for the analytical instrumentation market. Its products are used by manufacturers of high performance liquid chromatography equipment serving the pharmaceutical, biotech, life science, food and beverage, and chemical markets. Wrightech, headquartered in Waukesha, Wisconsin, is a manufacturer of stainless-steel positive displacement circumferential piston pumps and replacement parts for the sanitary pump marketplace. This market includes beverage, food processing, pharmaceutical, cosmetics and other industries that require sanitary processing. Wrightech is operated as part of Viking Pump while Halox is operated as part of Pulsafeeder. Rheodyne became IDEX's 12th stand-alone business unit, with its activities being closely coordinated with those of Ismatec, Micropump and Trebor. IDEX acquired the above businesses for an aggregate purchase price of $74,928, with financing provided by borrowings under the Credit Facility. The Company also acquired $2,136 of debt with the acquisitions. Goodwill and intangible assets recognized as part of these acquisitions was $62,370 and $6,431, respectively. In addition, in certain instances, the acquisitions contain purchase price contingencies, which are considered to be immaterial to the Company.

(in thousands except share and per share amounts)

In 2001, the Company completed the acquisitions of Liquid Controls L.L.C. (January 2001), Class 1, Inc. (January 2001) and Versa-Matic Tool Inc. (June 2001). Liquid Controls and Versa-Matic are operated as part of the Pump Products Group, while Class 1 is operated as part of the Other Engineered Products Group. Liquid Controls, headquartered in Lake Bluff, Illinois, is a leading manufacturer of positive displacement flow meters, electronic registration and process control systems. Class 1, headquartered in Ocala, Florida, is a leading manufacturer of electronic and mechanical components and systems for the specialty vehicle market. Versa-Matic, headquartered in Export, Pennsylvania, is a leading manufacturer and distributor of air-operated double-diaphragm pumps and pump replacement parts. IDEX acquired these businesses for an aggregate purchase price of $132,295, with financing provided by borrowings under the Credit Facility. The Company also acquired $2,931 of debt with the acquisitions. Goodwill and intangible assets recognized as part of these acquisitions was $94,320 and $1,061, respectively. Goodwill of $67,782 and intangible assets of $740 were assigned to the Pump Products Group, while goodwill of $26,538 and intangible assets of $321 were assigned to the Other Engineered Products Group.

In 2000, the Company acquired Ismatec S.A. (April 2000) and Trebor International, Inc. (May 2000), with both companies being operated as part of the Pump Products Group. Ismatec, headquartered near Zurich, Switzerland, is a leading European manufacturer of peristaltic metering pumps, analytical process controllers and sample preparation systems. These products typically are used for scientific research and development in the pharmaceutical, medical, biotech and institutional laboratory markets. Trebor, headquartered near Salt Lake City, Utah, is a leading designer and manufacturer of high purity fluid handling products, including air-operated diaphragm pumps and deionized water-heating systems. Trebor's products are incorporated into wet chemical processing and chemical delivery and blending systems. These businesses were acquired by the Company for an aggregate purchase price of $34,513, with financing provided by borrowings under the Company's bank credit facilities. Goodwill and intangible assets recognized in accordance with these acquisitions was $25,636 and $619, respectively.

All acquisitions were accounted for as purchases, and operating results include the acquisitions from the dates of purchase. The Company does not consider any of the acquisitions to be material to the financial position, liquidity, or results of operations for any of the years noted. Consistent with the guidance of SFAS No. 142, IDEX discontinued the amortization of any cost in excess of net assets acquired, effective January 1, 2002.

5. RESTRUCTURING ACTIVITY

IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure. These steps were necessary to appropriately size the Company's production capacity to match the declining levels of demand for a broad range of products. The restructuring actions affected multiple employee groups in approximately 20 locations across 11 of our operating business units. No business activities or product lines were abandoned. All costs of the restructuring actions were charged to expense and included in "Restructuring activity" in the Consolidated Statements of Operations. The restructuring charges included employee severance, fringe benefits, outplacement fees, idle facility carrying costs, lease termination costs, the loss on sale of equipment, and the loss on disposal of two manufacturing facilities owned by the Company. Determination of the restructuring charges was based on the estimated severance benefits paid to terminated employees, the net book value of surplus assets less expected proceeds, and estimated other costs.

In 2002, IDEX reversed $1,531 of accrued restructuring expenses initially recorded. Of this reversal, $1,090 was attributable to the fact that the Company was able to sell one manufacturing facility for more than the value estimated at the time the restructuring plan was adopted.

The restructuring activity was separately identified in the Consolidated Statements of Operations and resulted in the following activity to operations for 2002 and 2001:

	2002	2001
Pretax charge	$ 1,328	$ 11,226
Reversal of previously recorded charges	(1,531)	–
Total pretax (income) charge	(203)	11,226
Provision (benefit) for income taxes	72	(4,154)
Total (income) charge after taxes	$ (131)	$ 7,072

The Consolidated Balance Sheets at December 31, 2002 and 2001, included accrued restructuring costs of $480 and $5,479, respectively, in accrued expenses. Restructuring activity and spending associated with the restructuring actions were as follows:

	Employee Termination Costs	Fixed Assets	Idle Facility Costs & Other	Total
Balance, January 1, 2001	$ –	$ –	$ –	$ –
Restructuring charge–2001	7,561	2,740	925	11,226
Cash payments	(5,462)	(2)	(283)	(5,747)
Balance, December 31, 2001	2,099	2,738	642	5,479
Restructuring charge–2002	948	139	241	1,328
Reversal of previously recorded charges	(421)	(1,090)	(20)	(1,531)
Cash payments	(2,232)		(777)	(3,009)
Other non-cash deductions		(1,787)		(1,787)
Balance, December 31, 2002	$ 394	$ –	$ 86	$ 480

The other non-cash deductions in 2002 consisted of losses on sale of facilities and disposals of fixed assets. The cash requirements for the restructuring plans did not have a significant impact on the Company's liquidity. The restructuring actions resulted in the layoff of 508 employees, both hourly and salaried, across 11 business units, representing approximately 12% of our labor force. The restructurings led to 27 and 481 employee terminations in 2002 and 2001, respectively. As of December 31, 2002, all planned employee terminations have been completed. The remaining restructuring accrual consists primarily of severance payments to terminated employees who elected to receive benefits over time. All expenditures have been funded with cash flow from operations. It is expected that the remaining restructuring accrual will be fully utilized with cash payments by December 31, 2003.

6. BALANCE SHEET COMPONENTS

The components of certain balance sheet accounts at December 31, 2002 and 2001 follow:

	2002	2001
Receivables		
Customers	$ 101,861	$ 93,944
Other	2,722	2,484
Total	104,583	96,428
Less allowance for doubtful accounts	3,089	3,375
Total receivables – net	$ 101,494	$ 93,053
Inventories		
Raw materials	$ 41,985	$ 38,813
Work in process	11,960	11,797
Finished goods	51,635	53,501
Total inventories	$ 105,580	$ 104,111

Inventories that were carried on a LIFO basis amounted to $91,743 and $87,661 at December 31, 2002 and 2001, respectively. The excess of current cost over LIFO inventory value and the impact of using the LIFO method on earnings were not material.

	2002	2001
Property, plant and equipment, at cost		
Land and improvements	$ 12,772	$ 11,726
Buildings and improvements	77,830	70,735
Machinery and equipment	185,288	174,848
Office and transportation equipment	65,450	58,944
Engineering drawings	4,011	3,890
Construction in progress	4,202	3,000
Total	349,553	323,143
Less accumulated depreciation and amortization	201,307	178,997
Total property, plant and equipment – net	$ 148,246	$ 144,146
Goodwill		
Cost in excess of net assets acquired	$ 612,146	$ 533,935
Less accumulated amortization	81,483	79,375
Total goodwill – net	$ 530,663	$ 454,560
Intangible assets		
Cost (at fair market value on acquisition date)	$ 25,415	$ 20,459
Less accumulated amortization	6,038	7,683
Total intangible assets – net	$ 19,377	$ 12,776
Accrued expenses		
Payroll and related items	$ 27,802	$ 21,670
Insurance	3,447	3,890
Taxes	657	1,017
Restructuring	480	5,479
Other	10,245	9,719
Total accrued expenses	$ 42,631	$ 41,775
Other noncurrent liabilities		
Pension and retiree medical reserves	$ 47,495	$ 30,031
Deferred income taxes	24,228	23,532
Other	3,153	4,971
Total other noncurrent liabilities	$ 74,876	$ 58,534

7. COMMON AND PREFERRED STOCK

During 2000, the Company issued 350,000 shares of restricted stock as compensation to a key employee. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting, occurring annually from one to five years after the grant date. The restricted shares were recorded at their fair market value on the date of the grant, with a corresponding charge to shareholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period.

On October 20, 1998, IDEX's Board of Directors authorized the repurchase of up to 1.5 million shares of its common stock, either at market prices or on a negotiated basis as market conditions warrant. At December 31, 2002, IDEX had purchased a total of 6,500 shares under the program at a cost of approximately $144.

At December 31, 2002 and 2001, the Company had 75 million shares of authorized common stock with a par value of $.01 per share and 5 million shares of preferred stock with a par value of $.01 per share authorized but unissued.

8. COMPREHENSIVE INCOME

The tax effects of the components of other comprehensive income for 2002, 2001 and 2000 follow:

	2002	2001	2000
Minimum pension adjustment:			
Pretax amount	$(13,732)	$ 640	$ (585)
Tax benefit (provision)	4,944	(296)	217
Aftertax amount	$(8,788)	$ 344	$ (368)
Unrealized translation adjustment:			
Pretax amount	$19,466	$ 263	$ (7,946)
Tax provision	–	–	–
Aftertax amount	$19,466	$ 263	$ (7,946)
Unrealized gains (losses) on derivatives:			
Cumulative effect of change in accounting	$ –	$ 329	$ –
Derivatives	226	(555)	–
Pretax amount	226	(226)	–
Tax (provision) benefit	(86)	86	–
Aftertax amount	$ 140	$ (140)	$ –

9. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

IDEX's operations have been aggregated (primarily on the basis of products, production processes, distribution methods and management organizations) into three reportable segments: Pump Products Group, Dispensing Equipment Group and Other Engineered Products Group. The Pump Products Group designs, produces and distributes a wide range of engineered industrial pumps, flow meters, compressors, injectors and valves, and related controls for process applications. The Dispensing Equipment Group designs, manufactures and markets precision-engineered equipment for dispensing, metering and mixing paints; refinishing equipment; and centralized lubrication systems. The Other Engineered Products Group designs, produces and distributes engineered equipment for industrial and commercial markets, including fire and rescue, transportation equipment, oil and gas, electronics, communications, and traffic and commercial signs. IDEX is not overly dependent on a single customer, the largest of which accounted for about 2% of net sales in 2002.

(in thousands except per share amounts)

Information on IDEX's business segments is presented below, based on the nature of products and services offered. IDEX evaluates performance based on several factors, of which operating income is the primary financial measure. The accounting policies of the business segments are described in Note 1. Intersegment sales are accounted for at fair value as if the sales were to third parties.

	2002	2001	2000
Net sales			
Pump Products			
External customers	$433,623	$424,727	$392,109
Intersegment sales	3,041	2,310	2,890
Total group sales	436,664	427,037	394,999
Dispensing Equipment			
External customers	138,701	137,406	166,360
Intersegment sales	1	1	2
Total group sales	138,702	137,407	166,362
Other Engineered Products			
External customers	169,690	164,814	145,807
Intersegment sales	2	1	16
Total group sales	169,692	164,815	145,823
Intersegment elimination	(3,044)	(2,312)	(2,908)
Total net sales	$742,014	$726,947	$704,276
Operating income(1)(2)			
Pump Products	$71,945	$61,758	$73,557
Dispensing Equipment	18,627	13,957	32,496
Other Engineered Products	25,638	25,032	27,437
Restructuring activity	203	(11,226)	–
Corporate office and other	(16,041)	(16,083)	(16,974)
Total operating income	$100,372	$73,438	$116,516
Assets			
Pump Products	$535,822	$462,275	$391,831
Dispensing Equipment	192,258	180,361	204,891
Other Engineered Products	186,860	181,032	148,753
Corporate office and other	16,110	15,136	13,379
Total assets	$931,050	$838,804	$758,854
Depreciation and amortization(1)			
Pump Products	$16,913	$24,124	$19,658
Dispensing Equipment	5,734	9,719	8,845
Other Engineered Products	4,666	7,920	6,474
Corporate office and other(3)	2,212	2,170	1,503
Total depreciation and amortization	$29,525	$43,933	$36,480
Capital expenditures			
Pump Products	$9,348	$10,251	$10,656
Dispensing Equipment	3,651	5,129	5,175
Other Engineered Products	4,990	5,987	4,796
Corporate office and other	1,346	272	112
Total capital expenditures	$19,335	$21,639	$20,739

(1) *IDEX discontinued goodwill and trademark amortization as of January 1, 2002, in accordance with SFAS No. 142, as further explained in Note 3.*

(2) *IDEX took actions in 2002 and 2001 to downsize operations to lower its cost structure, as further explained in Note 5. Group operating income in these years excluded net unallocated corporate operating expenses and restructuring activity. The restructuring activity resulted in income of $203 in 2002 and a charge of $11,226 in 2001 and were not assigned to the individual group segments. Had the Company allocated the 2002 restructuring activity, it would have been assigned to the groups as follows: Pump Products (income of $1,046), Dispensing Equipment (expense of $121) and Other Engineered Products (expense of $722). Had the Company allocated the 2001 restructuring charge, it would have been assigned to the groups as follows: Pump Products ($7,769), Dispensing Equipment ($1,894) and Other Engineered Products ($1,563).*

(3) *Excludes amortization of debt issuance expenses.*

Information about the Company's operations in different geographical regions for the years ended December 31, 2002, 2001 and 2000 is shown below. Net sales were attributed to geographic areas based on location of the customer, and no country outside the U.S. was greater than 10% of total revenues.

	2002	2001	2000
Net sales			
U.S.	$434,791	$422,084	$416,557
Europe	186,466	173,747	173,870
Other countries	120,757	131,116	113,849
Total net sales	$742,014	$726,947	$704,276
Long-lived assets			
U.S.	$554,426	$489,734	$394,547
Europe	151,464	130,280	128,233
Other countries	3,900	3,887	3,985
Total long-lived assets	$709,790	$623,901	$526,765

10. DEBT

Debt at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Long-term debt:		
Bank credit facilities, including accrued interest	$81,507	$137,787
6.875% Senior Notes	150,000	150,000
Other long-term debt	9,544	4,033
Total long-term debt	$241,051	$291,820

The Company has a $300 million domestic multi-currency bank revolving credit facility (Credit Facility), which expires June 8, 2006. At December 31, 2002, approximately $238.6 million of the facility was unused.

Interest on the outstanding borrowings under the Credit Facility is payable quarterly at a rate based on the bank agent's reference rate or, at the Company's election, at a rate based on LIBOR plus 80 basis points per annum. A utilization fee is added to the interest rate. The weighted average interest rate on borrowings outstanding under the Credit Facility was 2.5% per annum at December 31, 2002. A facility fee equal to 20 basis points per annum is payable quarterly on the entire amount available under the Credit Facility.

The Company and certain of its subsidiaries entered into a one-year agreement in December 2002 (Receivables Facility) with a financial institution, under which the Company collateralized certain of its receivables for borrowings. This agreement was renewed in December 2002 for another year. The Receivables Facility provides for borrowings of up to $50 million depending upon the level of eligible receivables. At December 31, 2002, $20 million was borrowed and included in bank credit facilities at an interest rate of approximately 2.8% per annum.

The Company has a $30 million demand line of credit (Short-Term Facility), which expires May 24, 2003. Borrowings under the Short-Term Facility are based on LIBOR plus the applicable margin in effect under the Credit Facility. At December 31, 2002, there were no borrowings under the Short-Term Facility.

Total debt outstanding at December 31, 2002 and 2001 included accrued interest of $4.1 million and $4.5 million, respectively.

In February 1998, the Company sold $150 million of Senior Notes due February 15, 2008, with a coupon interest rate of 6.875% and an effective rate of 6.919% to maturity. Interest is payable semiannually. The Senior Notes are redeemable at any time at the option of the Company in whole or in part. At December 31, 2002, the fair market value of the Senior Notes was approximately $180 million, based on the quoted market price.

At December 31, 2002, other long-term debt included debt acquired in connection with recent acquisitions and other debt at international locations maintained for working capital purposes. Interest is payable on the outstanding balances at rates ranging from 3.0% to 7.7% per annum.

The indenture for the Senior Notes permits the payment of cash dividends only to the extent that no default exists under the notes, and limits the amount of cash dividends in accordance with specified formulas. At December 31, 2002, under the most restrictive of these provisions, the Company had approximately $100.2 million available for the payment of cash dividends in 2003.

11. STOCK OPTIONS

The Company has stock option plans for outside directors, executives and certain key employees. These options are accounted for using the intrinsic value method and, accordingly, no compensation cost has been recognized. Had compensation cost been determined using the fair value method, the Company's pro forma net income and EPS would have been as follows:

	2002	2001	2000
Net income			
As reported	$ 54,112	$32,710	$ 63,445
Pro forma	49,682	28,904	59,991
Basic EPS			
As reported	1.71	1.08	2.13
Pro forma	1.57	.96	2.02
Diluted EPS			
As reported	1.67	1.05	2.07
Pro forma	1.53	.93	1.96

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000, respectively: dividend yield of 1.54%, 1.98% and 2.02%; volatility of 34.1%, 34.2% and 34.3%; risk-free interest rates of 4.5%, 4.9% and 6.4%; and expected lives of 5.5 years.

The Compensation Committee of the Board of Directors administers the plans and approves stock option grants. The Company may grant additional options for up to 1.1 million shares. Stock options granted under the plans are exercisable at a price equal to the market value of the stock on the date of grant. The options become exercisable from one to five years from the date of grant, and generally expire 10 years from the date of grant.

The following table summarizes option activity under the plans:

	Number of Shares Under Option	Weighted Average Option Price Per Share
Outstanding at December 31, 1999	2,764,422	$ 23.54
Granted	835,500	27.71
Exercised	(269,753)	16.26
Forfeited	(76,710)	28.42
Outstanding at December 31, 2000	3,253,459	25.10
Granted	796,650	28.33
Exercised	(886,367)	21.09
Forfeited	(169,900)	29.08
Outstanding at December 31, 2001	2,993,842	26.92
Granted	866,440	36.72
Exercised	(345,945)	24.71
Forfeited	(184,775)	30.95
Outstanding at December 31, 2002	3,329,562	29.48
Exercisable at December 31, 2000	1,706,976	22.56
Exercisable at December 31, 2001	1,256,382	25.27
Exercisable at December 31, 2002	1,428,916	26.49

Weighted-average fair value of options granted during the year ended:	
December 31, 2000	$ 9.81
December 31, 2001	$ 9.30
December 31, 2002	$ 12.49

The following table summarizes information about options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life of Contract	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.17 - 24.50	395,352	2.7 years	$20.37	395,352	$20.37
24.51 - 28.45	1,795,740	7.2 years	27.28	763,604	26.83
28.46 - 38.43	1,138,470	8.1 years	36.11	269,960	34.51
TOTAL	3,329,562	7.0 years	$29.48	1,428,916	$26.49

(in thousands except per share amounts)

12. INCOME TAXES

Pretax income for the years ended December 31, 2002, 2001 and 2000 was taxed under the following jurisdictions:

	2002	2001	2000
Domestic	$ 58,087	$ 29,882	$ 67,170
Foreign	25,808	23,549	33,856
Total	$ 83,895	$ 53,431	$101,026

The provision for income taxes for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Current			
U.S.	$ 12,891	$ 12,775	$ 23,906
State and local	448	1,178	2,099
Foreign	6,852	6,920	10,495
Total current	20,191	20,873	36,500
Deferred			
U.S.	6,934	(1,747)	(286)
State and local	–	(150)	–
Foreign	2,658	1,745	1,367
Total deferred	9,592	(152)	1,081
Total provision for income taxes	$ 29,783	$ 20,721	$ 37,581

Deferred (prepaid) income taxes resulted from the following:

	2002	2001	2000
Employee and retiree benefit plans	$ (59)	$ (903)	$ (1,829)
Depreciation and amortization	6,603	4,364	4,005
Inventories	(285)	(2,263)	184
Allowances and accruals	3,560	(1,808)	(707)
Other	(227)	458	(572)
Total deferred (prepaid)	$ 9,592	$ (152)	$ 1,081

Deferred tax assets (liabilities) related to the following at December 31, 2002 and 2001:

	2002	2001
Employee and retiree benefit plans	$ 13,762	$ 8,950
Depreciation and amortization	(43,328)	(34,030)
Inventories	(4,764)	(4,719)
Tax benefit carry forwards	2,575	1,900
Allowances and accruals	3,789	6,868
Other	2,061	20
Total	$ (25,905)	$ (21,011)

The balance sheet at December 31, 2002, included a current deferred tax liability of $1,677 in accrued expenses and a noncurrent deferred tax liability of $24,228 in other noncurrent liabilities. The balance sheet at December 31, 2001, included a current deferred tax asset of $2,521 in other current assets and a noncurrent deferred tax liability of $23,532 in other noncurrent liabilities.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to pretax income. The computed amount and the differences for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Pretax income	$ 83,895	$ 53,431	$101,026
Provision for income taxes:			
Computed amount at statutory rate of 35%	$ 29,363	$ 18,701	$ 35,359
State and local income tax (net of federal tax benefit)	291	668	1,364
Taxes on non-US earnings - net	674	(536)	–
Amortization of cost in excess of net assets acquired	–	2,197	1,825
Foreign sales corporation	(1,260)	(858)	(910)
Other	715	549	(57)
Total provision for income taxes	$ 29,783	$ 20,721	$ 37,581

No provision has been made for U.S. or additional foreign taxes on $55,817 of undistributed earnings of foreign subsidiaries, which are permanently reinvested. It is not practical to estimate the amount of additional tax that might be payable if these earnings were repatriated. However, the Company believes that U.S. foreign tax credits would, for the most part, eliminate any additional U.S. tax and offset any additional foreign tax.

13. DERIVATIVE INSTRUMENTS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires that derivative financial instruments be recognized in the financial statements at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity as a component of comprehensive income, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 in 2001 initially increased comprehensive income by $204 in Consolidated Shareholders' Equity.

At December 31, 2001, the Company had two interest rate swaps, which effectively converted $52.3 million of floating rate debt into fixed rate debt at interest rates approximating 5.6%. The fair market value of the interest rate swaps was a net expense of $140 at December 31, 2001, as reported in other comprehensive income. Both of the interest rate swaps expired in March 2002, and at December 31, 2002, the Company had no interest rate swaps outstanding.

Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, based on quoted market prices of comparable contracts. The net gain or loss on the interest rate swap contracts was not material.

14. RETIREMENT BENEFITS

The Company sponsors several qualified and nonqualified pension plans and other postretirement plans for its employees. The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets over the two-year period ended December 31, 2002, and a statement of the funded status at December 31 for both years:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Change in benefit obligation				
Obligation at January 1	$ 58,914	$ 54,271	$ 14,171	$ 14,942
Service cost	3,486	3,160	346	317
Interest cost	4,209	3,991	1,054	1,155
Plan amendments	407	141	–	–
Benefits paid	(3,854)	(5,634)	(480)	(665)
Actuarial loss (gain)	8,806	2,985	1,097	(1,578)
Obligation at December 31	$ 71,968	$ 58,914	$ 16,188	$ 14,171
Change in plan assets				
Fair value of plan assets at January 1	$ 44,402	$ 47,272	$ –	$ –
Actual return on plan assets	(5,387)	(914)	–	–
Employer contributions	3,019	3,825	480	665
Benefits paid	(3,854)	(5,634)	(480)	(665)
Other	584	(147)	–	–
Fair value of plan assets at December 31	$ 38,764	$ 44,402	$ –	$ –
Funded status				
Funded status at December 31	$ (33,204)	$ (14,512)	$ (16,188)	$ (14,171)
Unrecognized loss	28,313	10,833	2,127	1,032
Unrecognized transition obligation	321	356	–	–
Unrecognized prior service cost	2,798	2,739	(564)	(595)
Net amount recognized at December 31	$ (1,772)	$ (584)	$ (14,625)	$ (13,734)

The following table provides the amounts recognized in the Consolidated Balance Sheets at December 31 for both years:

	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Prepaid benefit cost	$ 4,707	$ 5,123	$ –	$ –
Accrued benefit liability	(25,085)	(10,014)	(14,625)	(13,734)
Intangible asset	2,069	1,502	–	–
Accumulated other comprehensive income	16,537	2,805	–	–
Net amount recognized at December 31	$ (1,772)	$ (584)	$ (14,625)	$ (13,734)

The Company's nonqualified retirement plans and the retirement plan at a German subsidiary are not funded. The accumulated benefit obligation for these plans was $10,952 and $9,072 at December 31, 2002 and 2001, respectively. The Company's plans for postretirement benefits other than pensions also have no plan assets. The accumulated benefit obligation for these plans was $16,188 and $14,171 at December 31, 2002 and 2001, respectively.

The assumptions used in the measurement of the Company's benefit obligation at December 31, 2002 and 2001 were as follows:

	U.S. Plans		Non-U.S. Plans	
	2002	2001	2002	2001
Weighted-average assumptions				
Discount rate	6.75 %	7.50%	5.75 %	6.00%
Expected return on plan assets	9.00 %	9.00%	6.50 %	7.50%
Rate of compensation increase	4.00 %	4.00%	3.75 %	4.00%

The discount rate assumption for benefits other than pension benefit plans was 6.75% and 7.50% at December 31, 2002 and 2001, respectively.

(in thousands except per share amounts)

The following table provides the components of net periodic benefit cost for the plans in 2002, 2001 and 2000:

	Pension Benefits			Other Benefits		
	2002	2001	2000	2002	2001	2000
Service cost	$ 3,486	$ 3,160	$ 3,168	$ 346	$ 317	$ 349
Interest cost	4,209	3,991	3,853	1,054	1,155	867
Expected return on plan assets	(3,903)	(4,248)	(4,655)	–	–	–
Net amortization	848	475	445	(29)	28	(148)
Net periodic benefit cost	$ 4,640	$ 3,378	$ 2,811	$ 1,371	$ 1,500	$ 1,068

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the average remaining service period of active participants.

Contributions to bargaining unit-sponsored multiemployer plans and defined contribution plans were $6,607, $6,292 and $6,122 for 2002, 2001 and 2000, respectively.

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually each year to a rate of 6% for 2008, and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on the service and interest cost components of the net periodic benefit cost	$ 146	$ (125)
Effect on the health care component of the accumulated postretirement benefit obligation	$ 1,689	$ (1,434)

15. QUARTERLY RESULTS OF OPERATIONS

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

	2002 Quarters				2001 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$174,936	$190,430	$189,105	$187,543	$187,395	$192,622	$178,137	$168,793
Gross profit	65,425	74,138	71,614	70,261	68,777	70,708	64,657	59,580
Operating income	22,506	28,160	26,945	22,761	16,836	26,241	18,784	11,577
Net income	11,545	15,610	14,786	12,171	7,229	12,993	8,184	4,304
Basic EPS	$ .38	$ .49	$ .46	$ .38	$ .24	$ .43	$ .27	$ .14
Basic weighted average shares outstanding	30,513	31,668	32,245	32,252	29,997	30,137	30,331	30,424
Diluted EPS	$ .37	$ .48	$ .45	$ .37	$ .23	$ .42	$ .26	$ .14
Diluted weighted average shares outstanding	31,544	32,653	32,883	32,893	30,987	31,073	31,225	31,177

During the second and fourth quarters of 2002 and the first and fourth quarters of 2001, IDEX took actions to downsize its operations to reflect lower levels of activity. As a result, the Company recorded a charge of $107 and income of $310 in the second and fourth quarters of 2002, respectively, and charges of $5,661 and $5,565 in the first and fourth quarters of 2001, respectively, related to the restructuring activity. See Note 5 for additional details.

REPORTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of IDEX Corporation

We have audited the accompanying consolidated balance sheets of IDEX Corporation and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, consolidated shareholders' equity, and consolidated cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."



Deloitte & Touche LLP

Chicago, Illinois
January 23, 2003

MANAGEMENT REPORT

IDEX Corporation's management is responsible for the fair presentation and consistency of all financial data included in this Annual Report in accordance with accounting principles generally accepted in the United States of America. Where necessary, the data reflect management's best estimates and judgments.

Management also is responsible for maintaining a system of internal control with the objectives of providing reasonable assurance that IDEX's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. Cost benefit judgments are an important consideration in this regard. The effectiveness of internal control is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits. Management believes that IDEX's system of internal control as of December 31, 2002, is effective and adequate to accomplish the above described objectives.



Dennis K. Williams
Chairman of the Board, President and Chief Executive Officer



Wayne P. Sayatovic
Senior Vice President – Finance and Chief Financial Officer

Northbrook, Illinois
January 23, 2003

BUSINESS **UNITS**





DISPENSING EQUIPMENT
From left to right:
Oscar Alvarez (Lubriquip),
Steve Semmler (Fast & Fluid Management Netherlands),
Harley Kaplan (Group Executive),
Bob Brinley (Fluid Management - Americas),
Osvaldo Mattion (Fast & Fluid Management Italy)

BAND-IT-IDEX, INC.
4799 Dahlia St.
Denver, CO 80216
(303) 320-4555

Robert J. Johnson
President
Age: 50
Years of Service: 15

FAST & FLUID MANAGEMENT ITALY
Via Pelizza da Volpedo, 109
20092 Cinisello Balsamo, Italy
011-39-02-66091-432

Osvaldo Mattion
President
Age: 49
Years of Service: less than 1

FLUID MANAGEMENT, INC.
1023 S. Wheeling Rd.
Wheeling, IL 60090
(847) 537-0880

Robert K. Brinley
President – Americas
Age: 47
Years of Service: 12

FAST & FLUID MANAGEMENT NETHERLANDS
Hub van Doorneweg 31
2171 KZ Sassenheim
The Netherlands
011-31-252-230604

Steven E. Semmler
Managing Director
Age: 47
Years of Service: 23

GAST MANUFACTURING, INC.
2300 Highway M-139
Benton Harbor, MI 49023
(616) 926-6171

Ivy B. Suter
President
Age: 49
Years of Service: 2

HALE PRODUCTS, INC.
607 N.W. 27th Avenue
Ocala, FL 34475
(352) 629-5020

Robert W. Kreps
President
Age: 56
Years of Service: 1

HALE FIRE SUPPRESSION
607 N.W. 27th Avenue
Ocala, FL 34475
(352) 629-5020

Ronald L. Ewers
President
Age: 61
Years of Service: 11

HALE HYDRAULICS
Weinstrasse 39
D-91058 Erlangen, Germany
011-49-9131-6980

Uwe Kirchner
President
Age: 40
Years of Service: 15

LIQUID CONTROLS, INC.
105 Albrecht Drive
Lake Bluff, IL 60044
(847) 295-1050

Michael Schneider
President
Age: 39
Years of Service: 9

LUBRIQUIP, INC.
18901 Cranwood Pkwy.
Warrensville Heights, OH 44128
(216) 581-2000

Oscar C. Alvarez
Vice President - Operations
Age: 46
Years of Service: 3

MICROPUMP, INC.
1402 N.E. 136th Ave.
Vancouver, WA 98684
(360) 253-2008

Jeffrey L. Hohman
President
Age: 49
Years of Service: 12

ISMATEC S.A.
Feldeggstrasse 6
CH-8152 Glattbrugg-Zurich
Switzerland
011-41-1874-9494

Berndt Goldmann
Managing Director
Age: 47
Years of Service: 2

TREBOR INTERNATIONAL, INC.
8100 South 1300 West
West Jordan, UT 84088
(801) 561-0303

Gregory R. Orr
President
Age: 41
Years of Service: 7





PUMP PRODUCTS
From left to right, seated:
Steve Fairbanks (Viking Pump), Tom Akehurst (Warren Rupp),
George Noa (Knight), Jeff Hohman (Micropump)
From left to right, standing:
Mark McDonald (Rheodyne), Greg Orr (Trebor),
Jim Dahlke (Group Executive), Mike Schneider (Liquid Controls),
Nick Dorsch (Versa-Matic), Paul Beldham (Pulsafeeder)

INDUSTRIAL PRODUCTS
From left to right, seated:
Uwe Kirchner (Hale Hydraulics), Dave Windmuller (Group Executive)
From left to right, standing:
Ron Ewers (Hale Fire Suppression), Bob Kreps (Hale Products),
Ivy Suter (Gast Manufacturing), Bob Johnson (BAND-IT)





PULSAFEEDER, INC.
2883 Brighton-Henrietta Town Line Rd.
Rochester, NY 14623
(716) 292-8000

Paul M. Beldham
President
Age: 47
Years of Service: 17

KNIGHT, INC.
20531 Crescent Bay Drive
Lake Forest, CA 92630
(949) 595-4800

George J. Noa
President
Age: 52
Years of Service: 6

RHEODYNE, L.P.
600 Park Court
Rohnert Park, CA 94928
(707) 588-2000

Mark F. McDonald
President
Age: 52
Years of Service: less than 1

VIKING PUMP, INC.
406 State St.
Cedar Falls, IA 50613
(319) 266-1741

Steven C. Fairbanks
President
Age: 43
Years of Service: 7

WARREN RUPP, INC.
800 North Main St.
Mansfield, OH 44902
(419) 524-8388

Thomas E. Akehurst
President
Age: 49
Years of Service: 8

VERSA-MATIC, INC.
6017 Enterprise Drive
Export, PA 15632
(724) 327-7867

Nicholas L. Dorsch
President
Age: 37
Years of Service: 8

NOTE: Years of service include periods prior to acquisition by IDEX.

CORPORATE OFFICERS & **DIRECTORS**

CORPORATE OFFICERS

Dennis K. Williams
Chairman of the Board,
President and Chief Executive Officer
Age: 56
Years of Service: 3

Wayne P. Sayatovic
Senior Vice President – Finance
and Chief Financial Officer
Age: 56
Years of Service: 30

Kimberly K. Bors
Vice President – Human Resources
Age: 42
Years of Service: less than 1

James S. Dahlke
Vice President – Group Executive
Age: 52
Years of Service: less than 1

Harley B. Kaplan
Vice President – Group Executive
Age: 48
Years of Service: 1

Clinton L. Kooman
Vice President – Controller
Age: 59
Years of Service: 38

Douglas C. Lennox
Vice President – Treasurer
Age: 50
Years of Service: 23

John L. McMurray
Vice President – Operational Excellence
Age: 52
Years of Service: 10

Dennis L. Metcalf
Vice President – Corporate Development
Age: 55
Years of Service: 29

Frank J. Notaro
Vice President – General Counsel
and Secretary
Age: 39
Years of Service: 5

David T. Windmuller
Vice President – Group Executive
Age: 45
Years of Service: 22

NOTE: Years of service for corporate officers include periods with predecessor to IDEX.

DIRECTORS

Dennis K. Williams ☐
Chairman of the Board,
President and Chief Executive Officer
IDEX Corporation
Northbrook, Illinois
Age: 56
Years of Service: 3

Bradley J. Bell ☐
Senior Vice President and Chief Financial Officer
Rohm and Haas Company
Philadelphia, Pennsylvania
Age: 50
Years of Service: 2

Gregory B. Kenny ☐
President and Chief Executive Officer
General Cable Corporation
Highland Heights, Kentucky
Age: 50
Years of Service: 1

William H. Luers ☐ ☐
Chairman, Chief Executive Officer and
President
United Nations Association of the
United States of America
New York, New York
Age: 73
Years of Service: 14

Paul E. Raether ☐
Member
Kohlberg Kravis Roberts & Co., L.L.C.
New York, New York
Age: 56
Years of Service: 15

Neil A. Springer ☐ ☐
Managing Director
Springer Souder & Assoc. L.L.C.
Chicago, Illinois
Age: 64
Years of Service: 13

Michael T. Tokarz ☐ ☐
Member
Tokarz Assoc., L.L.C.
New York, New York
Age: 53
Years of Service: 15

Member of:

- ☐ Executive Committee
- ☐ Audit Committee
- ☐ Compensation Committee
- ☐ Nominating and Governance Committee

SHAREHOLDER **INFORMATION**

CORPORATE EXECUTIVE OFFICE
IDEX Corporation
630 Dundee Road
Northbrook, Illinois 60062
(847) 498-7070

INVESTOR INFORMATION
Shareholders and prospective investors are welcome to call or write with questions or requests for additional information. Please direct inquiries to: Wayne P. Sayatovic, Senior Vice President – Finance and Chief Financial Officer. Further information on IDEX can be found at www.idexcorp.com.

REGISTRAR AND TRANSFER AGENT
Inquiries about stock transfers, address changes or IDEX's dividend reinvestment program should be directed to:

National City Bank
Shareholder Services
3rd Floor North
4100 W. 150th Street
Cleveland, Ohio 44135
(800) 622-6757

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601

DIVIDEND POLICY
IDEX paid a quarterly dividend on its common stock on January 31, 2003, of $0.14 per share, which is unchanged from last year's quarterly dividend rate. The declaration of future dividends, subject to certain limitations, is within the discretion of the Board of Directors and will depend upon, among other things, business conditions, earnings, and IDEX's financial condition. See Note 10 of the Notes to Consolidated Financial Statements.

STOCK MARKET INFORMATION
IDEX common stock was held by an estimated 4,700 shareholders at December 31, 2002, and is traded on the New York Stock Exchange and the Chicago Stock Exchange under the ticker symbol IEX.

PUBLIC FILINGS
Shareholders may obtain a copy of any Form 10-K and Form 10-Q filed with the Securities and Exchange Commission by directing a request to IDEX or through its Web site at www.idexcorp.com.

ANNUAL MEETING
The Annual Meeting of IDEX Shareholders will be held on Tuesday, March 25, 2003, at 10:00 a.m. at the following location:

LaSalle Room
Bank of America
231 South LaSalle Street
Chicago, Illinois 60697

Stock History
Quarterly Closing Prices


$40
35
30
25
20
15
10
5
91
92
93
94
95
96
97
98
99
00
01
02

Quarterly Stock Price

		First	Second	Third	Fourth
2002	High	$38.90	$39.66	$33.50	$34.83
	Low	33.25	31.65	27.15	25.70
	Close	37.00	33.50	28.55	32.70
2001	High	$33.81	$34.00	$37.20	$35.73
	Low	27.00	27.47	24.90	26.95
	Close	28.98	34.00	27.65	34.50



IDEX Corporation
630 Dundee Road
Northbrook, IL 60062
www.idexcorp.com